ORBIS

Warsaw, 2003-11-21

03045194

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
DEC - 8 2003
WASH. D.C. 158 SECTION

Ref.: 82-5025

PROCESSED
DEC 22 2003
THOMSON
FINANCIAL

SUPPL

Dear Sirs,

Please find enclosed the text of the 3rd quarter 2003 Consolidated Report.

Best regards

Krzysztof Gerula

Vice-President

dlw 12/16

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69

Report SA-QS 3/2003

(for issuers of securities with the business profile of production, construction, trade or services)

In accordance with § 57 section 2 of the Ordinance of the Council of Ministers, dated October 16, 2001
(Journal of Laws no. 139, entry 1569, and no. 31, entry 280 of 2002)

the Board of Directors of Orbis S.A.
submits in public this consolidated quarterly report for the 3rd quarter 2003. Date submitted: **14.11.2003**

SELECTED FINANCIAL DATA

	in thousands of PLN		in thousands of EURO	
	3 quarters 2003 ended Sept. 30, 2003 cumulative	3 quarters 2002 ended Sept. 30, 2002 cumulative	3 quarters 2003 ended Sept. 30, 2003 cumulative	3 quarters 2002 ended Sept. 30, 2002 cumulative
I. Net sales revenues	**624 578**	637 704	**143 193**	166 572
II. Operating profit (loss)	**68 684**	48 354	**15 747**	12 630
III. Profit (loss) before taxation	**94 237**	49 181	**21 605**	12 846
IV. Net profit (loss)	**66 397**	33 290	**15 222**	8 696
V. Net cash flows from operating activities	**77 737**	93 922	**17 822**	24 533
VI. Net cash flows from investing activities	**- 106 081**	- 58 183	**- 24 320**	- 15 198
VII. Net cash flows from financing activities	**- 23 514**	- 16 596	**- 5 391**	- 4 335
VIII. Total net cash flows	**- 51 858**	19 143	**- 11 889**	5 000
IX.. Total assets	**1 533 567**	1 521 613	**330 261**	373 109
X. Liabilities and reserves for liabilities	**285 378**	309 505	**61 458**	75 893
XI. Long-term liabilities	**80 217**	80 372	**17 275**	19 708
XII. Short-term liabilities	**101 985**	120 729	**21 963**	29 604
XIII. Shareholders' equity	**1 236 572**	1 199 976	**266 302**	294 242
XIV. Share capital	**92 154**	92 154	**19 846**	22 597
XV. Number of shares	**46 077 008**	46 077 008	**46 077 008**	46 077 008
XVI. Earnings (loss) per ordinary share (in PLN / EUR)	**1,47**	0,82	**0,34**	0,21
XVII. Diluted earnings (loss) per ordinary share (in PLN / EUR)	-	-	-	-
XVIII. Book value per share (in PLN / EUR)	**26,84**	26,04	**5,78**	6,39
XIX. Diluted book value per share (in PLN / EUR)	-	-	-	-
XX. Declared or paid-out dividend per ordinary share (in PLN / EUR)	-	-	-	-

CONSOLIDATED BALANCE SHEET

	as at Sept. 30, 2003 end of 3rd quarter 2003	as at June 30, 2003 end of prior quarter 2003	as at Sept. 30, 2002 end of 3rd quarter 2002	as at June 30, 2002 end of prior quarter 2002
Assets				
I. Fixed assets	**1 290 213**	**1 272 364**	1 286 676	1 293 419
1. Intangible assets	**8 506**	**8 321**	9 021	9 470
- of which goodwill	**2 684**	**2 975**	3 852	4 144
2. Goodwill of subsidiary companies	**0**	**0**	0	0
3. Tangible fixed assets	**1 250 900**	**1 232 169**	1 193 675	1 196 223
4. Long-term receivables	**2 204**	**2 319**	2 338	2 422
4.1. From subsidiary and associated companies	**849**	**849**	1 091	1 091
4.2. From other companies	**1 355**	**1 470**	1 247	1 331
5. Long-term investments	**9 460**	**9 530**	61 895	65 076
5.1. Real estste	**0**	**0**	8 878	12 601
5.2. Intangible assets	**0**	**0**	0	0
5.3. Long-term financial assets	**9 065**	**9 135**	52 622	52 080
a) in subsidiary and associated companies, of which:	**7 705**	**7 775**	8 164	7 622
- shares in companies valued under the equity method	**3 115**	**2 736**	3 026	2 594
- shares in subsidiary and associated companies excluded from consolidation	**497**	**497**	333	305
b) in other companies	**1 360**	**1 360**	44 458	44 458
5.4. Other long-term investments	**395**	**395**	395	395
6. Long-term deferred expenses	**19 143**	**20 025**	19 747	20 228
6.1. Deferred income tax	**18 977**	**19 872**	18 515	18 544
6.2. Other deferred expenses	**166**	**153**	1 232	1 684
II. Current assets	**243 354**	**262 229**	234 937	234 391
1. Inventories	**13 558**	**12 795**	15 493	16 370
2. Current receivables	**87 987**	**88 541**	86 139	78 256
2.1. From subsidiary and associated companies	**3 199**	**3 296**	9 971	9 004
2.2. From other companies	**84 788**	**85 245**	76 168	69 252
3. Short-term investments	**126 826**	**138 006**	120 675	117 686
3.1. Short-term financial assets	**109 560**	**120 740**	104 258	102 705
a) in subsidiary and associated companies	**0**	**0**	0	0
b) in other companies	**20 833**	**37 017**	0	0
c) cash and cash equivalents	**88 727**	**83 723**	104 258	102 705
3.2. Other short-term investments	**17 266**	**17 266**	16 417	14 981
4. Short-term deferred expenses	**14 983**	**22 887**	12 630	22 079
Total Assets	**1 533 567**	**1 534 593**	1 521 613	1 527 810

Shareholders' Equity and Liabilities				
I. Shareholders' Equity	**1 236 572**	**1 201 345**	1 199 976	1 175 940
1. Share capital	**92 154**	**92 154**	92 154	92 154
2. Not paid-up share capital (negative value)	**0**	**0**	0	0
3. Own shares in treasury (negative value)	**0**	**0**	0	0
4. Reserve capital	**742 476**	**742 323**	722 921	721 997
5. Revaluation capital	**268 281**	**268 435**	285 910	287 561
6. Other reserve capitals	**65 126**	**65 126**	0	0
7. Foreign currency translation differences on the Company's divisions	**0**	**0**	0	0
a) positive foreign exchange differences	**0**	**0**	0	0
b) negative foreign exchange differences	**0**	**0**	0	0
8. Prior years' profit (loss)	**2 138**	**2 138**	65 701	66 571
9. Net profit (loss)	**66 397**	**31 169**	33 290	7 657
10. Net profit write-downs during the financial year (negative value)	**0**	**0**	0	0
II. Minority shareholders' interests	**11 617**	**10 000**	11 934	10 297
III. Negative goodwill of subsidiary companies	**0**	**0**	198	395
IV. Liabilities and reserves for liabilities	**285 378**	**323 248**	309 505	341 178
1. Reserves for liabilities	**82 382**	**82 444**	85 790	85 467
1.1. Reserve for deferred income tax	**17 933**	**17 285**	14 402	14 939
1.2. Provisions for pension and similar benefits	**41 518**	**43 656**	50 134	52 273
a) long-term provisions	**35 232**	**36 977**	42 713	45 090
b) short-term provisions	**6 286**	**6 679**	7 421	7 183
1.3. Other provisions	**22 931**	**21 503**	21 254	18 255
a) long-term provisions	**20 002**	**19 725**	18 713	18 255
b) short-term provisions	**2 929**	**1 778**	2 541	0
2. Long-term liabilities	**80 217**	**78 886**	80 372	88 269
2.1. To subsidiary and associated companies	**0**	**0**	0	0
2.2. To other companies	**80 217**	**78 886**	80 372	88 269
3. *Current liabilities*	**101 985**	**137 464**	120 729	142 452
3.1. To subsidiary and associated companies	**252**	**824**	656	564
3.2. To other companies	**91 055**	**124 285**	107 881	127 900
3.3. Special funds	**10 678**	**12 355**	12 192	13 988
4. Accrued expenses and deferred income	**20 794**	**24 454**	22 614	24 990
4.1. Negative goodwill	**0**	**0**	0	0
4.2. Other accrued expenses and deferred income	**20 794**	**24 454**	22 614	24 990
a) long-term accruals	**147**	**177**	0	0
b) short-term accruals	**20 647**	**24 277**	22 614	24 990
Total Shareholders' Equity and Liabilities	**1 533 567**	**1 534 593**	1 521 613	1 527 810

Book value	**1 236 572**	**1 201 345**	1 199 976	1 175 940
Number of shares	**46 077 008**	**46 077 008**	46 077 008	46 077 008
Book value per share (in PLN) - basic	**26,84**	**26,07**	26,04	25,52
Diluted number of shares	**0**	**0**	0	0
Book value per share (in PLN) - diluted	**0**	**0**	0	0

OFF-BALANCE-SHEET ITEMS

	as at Sept. 30, 2003 end of 3rd quarter 2003	**as at June 30, 2003 end of prior quarter 2003**	as at Sept. 30, 2002 end of 3rd quarter 2002	as at June 30, 2002 end of prior quarter 2002
1. Contingent receivables	**0**	**0**	0	0
1.1. From subsidiary and associated companies (due to)	**0**	**0**	0	0
- guarantees received	**0**	**0**	0	0
-				
1.2. From other companies (due to)	**0**	**0**	0	0
- guarantees received	**0**	**0**	0	0
-				
2. Contingent liabilities	**4 529**	**5 084**	5 552	5 394
2.1. In favour of subsidiary and associated companies (due to)	**4 438**	**4 993**	4 993	4 993
- guarantees extended	**4 438**	**4 993**	4 993	4 993
-				
2.2. In favour of other companies (due to)	**91**	**91**	559	401
- guarantees extended	**91**	**91**	559	401
-				
3. Other (due to)	**6 428**	**6 428**	6 109	6 530
- promissory note declarations	**6 428**	**6 428**	6 109	6 530
Total off-balance-sheet items	**10 957**	**11 512**	11 661	11 924

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	3rd quarter 2003 ended Sept. 30, 2003	3 quarters 2003 ended Sept. 30, 2003 cumulative	3rd quarter 2002 ended Sept. 30, 2002	3 quarters 2002 ended Sept. 30, 2002 cumulative
I. Net sales revenues	**256 308**	**624 578**	250 847	637 704
- of which sales to subsidiary and associated companies	**15 827**	**32 257**	3 925	14 885
1. Net sales of products	**254 916**	**620 307**	249 363	632 974
2. Net sales of merchandise and raw materials	**1 392**	**4 271**	1 484	4 730
II. Cost of products, merchandise and raw materials sold	**170 314**	**445 054**	175 636	474 278
- of which sold to subsidiary and associated companies	**5 679**	**13 001**	4 974	10 600
1. Cost of products sold	**169 877**	**443 490**	175 064	472 402
2. Cost of merchandise and raw materials sold	**437**	**1 564**	572	1 876
III. Gross profit (loss) on sales (I-II)	**85 994**	**179 524**	75 211	163 426
IV. Distrubution expenses	**7 131**	**33 503**	12 048	33 769
V. General administrative expenses	**30 557**	**75 263**	26 032	78 081
VI. Profit (loss) on sales (III-IV-V)	**48 306**	**70 758**	37 131	51 576
VII. Other operating income	**4 086**	**15 946**	5 258	12 740
1. Gain on disposal of non-financial fixed assets	**1 104**	**4 616**	860	2 849
2. Subsidies	**6**	**19**	11	28
3. Other operating income	**2 976**	**11 311**	4 387	9 863
VIII. Other operating expenses	**4 280**	**18 020**	5 806	15 962
1. Loss on disposal of non-financial fixed assets	**0**	**0**	213	213
2. Reveluation of non-financial fixed assets	**- 1**	**1 355**	- 1 957	0
3. Other operating costs	**4 281**	**16 665**	7 550	15 749
IX. Operating profit (loss) (VI+VII-VIII)	**48 112**	**68 684**	36 583	48 354
X. Financial income	**4 692**	**35 802**	6 382	16 247
1. Equity income – dividends	**0**	**0**	0	175
- of which from subsidiary and associated companies	**0**	**0**	0	0
2. Interest receivable	**755**	**2 420**	1 027	3 053
- of which from subsidiary and associated companies	**0**	**16**	0	30
3. Gain on disposal of investments	**531**	**23 368**	137	601
4. Reveluation of investments	**- 42**	**112**	0	0
5. Other financial income	**3 448**	**9 902**	5 218	12 418
XI. Financial expenses	**3 768**	**10 254**	5 559	16 090
1. Interest payable	**242**	**1 545**	989	4 504
- of which to subsidiary and associated companies	**0**	**0**	0	0
2. Loss on disposal of investments	**0**	**0**	0	0
3. Reveluation of investments	**0**	**282**	0	989
4. Other financial expenses	**3 526**	**8 427**	4 570	10 597
XII. Gain (loss) on disposal of entire or partial stakes of sharesin subsidiary and associated companies	**0**	**0**	0	0
XIII. Profit (loss) on ordinary activities (IX+X-XI+/-XII)	**49 036**	**94 232**	37 406	48 511
XIV. Result of extraordinary itms (XIV.1. - XIV.2.)	**- 2**	**5**	- 2	80
1. Extraordinary gains	**48**	**63**	26	115
2. Extraordinary losses	**50**	**58**	28	35
XV. Write-down from goodwill of subsidiary companies	**0**	**0**	0	0
XVI. Write-down from negative goodwill of subsidiary companies	**0**	**0**	197	590
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)	**49 034**	**94 237**	37 601	49 181
XVIII. Corporate income tax	**12 677**	**26 805**	10 716	15 197
a) current portion	**11 133**	**25 072**	10 662	16 136
b) deferred portion	**1 544**	**1 733**	54	- 939
XIX. Other obligatory profit decreases (loss increases)	**0**	**0**	0	0
XX. Share in net profits (losses) of companies valued under the equity method	**491**	**564**	432	593
XXI. Minority shareholders' (profit) loss	**- 1 620**	**- 1 599**	- 1 684	- 1 287
XXII. Net profit (loss) (XVII-XVIII-XIX+/-XX+/-XXI)	**35 228**	**66 397**	25 633	33 290

Net profit (loss) (on annual basis)	**67 690**		37 568	
Weighted average number of ordinary shares	**46 077 008**		46 077 008	
Earning (loss) per ordinary share (in PLN) - basic	**1,47**		0,82	
Diluted weighted average number of ordinary shares	**0**		0	
Earning (loss) per ordinary share (in PLN) - diluted	**0**		0	

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	3rd quarter 2003 ended Sept. 30, 2003	3 quarters 2003 ended Sept. 30, 2003 cumulative	3rd quarter 2002 ended Sept. 30, 2002	3 quarters 2002 ended Sept. 30, 2002 cumulative
I. Shareholders' Equity at the beginning of period (opening	**1 201 345**	**1 187 363**	1 175 940	1 188 515
a) changes in accepted accounting principles (polices)	**0**	**0**	0	- 977
b) corrections of material faults	**0**	**0**	0	0
I. Shareholders' Equity at the beginning of period (opening	**1 201 345**	**1 187 363**	1 175 940	1 187 538
1. Share capital at the beginning of period	**92 154**	**92 154**	92 154	92 154
1.1. Changes in share capital	**0**	**0**	0	0
a) additions, of which:	**0**	**0**	0	0
- issuance of shares	**0**	**0**	0	0
b) reductions, of which:	**0**	**0**	0	0
- retirement of shares	**0**	**0**	0	0
1.2. Share capital at the end of period	**92 154**	**92 154**	92 154	92 154
2. Not paid-up share capital at the beginning of period	**0**	**0**	0	0
2.1. Changes in not paid-up share capital	**0**	**0**	0	0
a) additions, of which:	**0**	**0**	0	0
b) reductions, of which:	**0**	**0**	0	0
2.2. Not paid-up share capital at the end of period	**0**	**0**	0	0
3. Own shares in treasury at the beginning of period	**0**	**0**	0	0
3.1. Changes in own shares in treasury	**0**	**0**	0	0
a) additions, of which:	**0**	**0**	0	0
b) reductions, of which:	**0**	**0**	0	0
3.2. Own shares in treasury at the end of period	**0**	**0**	0	0
4. Reserve capital at the beginning of period	**742 323**	**724 005**	721 997	689 820
4.1. Changes in reserve capital	**153**	**18 471**	924	33 101
a) additions, of which:	**153**	**21 628**	924	33 429
- additional paid-in capital from issuance of shares	**0**	**0**	0	0
- distribution of profit (by law)	**0**	**0**	0	0
- distribution of profit (in excess of value required by law)	**0**	**19 308**	0	32 549
- transfer from reserve capital as a result of revaluation	**153**	**399**	567	880
-sale of the right to perpetual usufruct of land	**0**	**201**	0	0
- consolidation adjustments	**0**	**1 720**	357	0
b) reductions, of which:	**0**	**3 157**	0	328
- coverage of loss	**0**	**3 157**	0	263
- consolidation adjustments	**0**	**0**	0	65
4.2. Reserve capital at the end of period	**742 476**	**742 476**	722 921	722 921
5. Revaluation capital at the beginning of period	**268 435**	**270 047**	287 561	287 874
5.1. Changes in revaluation capital	**- 154**	**- 1 766**	- 1 651	- 1 964
a) additions, of which:	**0**	**505**	330	330
'-provision for deferred income tax charged to revaluation capital	**0**	**505**	283	283
- consolidation adjustments	**0**	**0**	47	47
b) reductions, of which:	**154**	**2 271**	1 981	2 294
- sale or disposal of tangible fixed assets	**154**	**399**	567	880
- change of classification from tangible assets into investments	**0**	**1 872**	1 414	1 414
5.2. Revaluation capital at the end of period	**268 281**	**268 281**	285 910	285 910
6. Other reserve capital at the beginning of period	**65 126**	**0**	0	0
6.1. Changes in other reserve capital	**0**	**65 126**	0	0
a) additions, of which:	**0**	**65 327**	0	0
- distribution of profit	**0**	**65 327**	0	0
b) reductions, of which:	**0**	**201**	0	0
-sale of the right to perpetual usufruct of land	**0**	**201**	0	0
6.2. Other reserve capital at the end of period	**65 126**	**65 126**	0	0
7. Foreign currency translation differences on the Company's	**0**	**0**	0	0
8. Prior years' profit (loss) at the beginning of period	**2 138**	**101 157**	66 571	118 667
8.1. Prior years' profit at the beginning of period	**2 138**	**104 314**	69 480	122 009
a) changes in accepted accounting principles (polices)	**0**	**0**	0	- 977
b) corrections of material faults	**0**	**0**	0	0
8.2. Prior years' profit at the beginning of period,after	**2 138**	**104 314**	69 480	121 032
a) additions, of which:	**31 169**	**0**	7 657	0
- distribution of prior years' profit	**0**	**0**	0	0
- prior quarter's profit	**31 169**	**0**	7 657	0
b) reductions, of which:	**0**	**102 176**	870	52 422
- distribution of prior years' profit	**0**	**100 302**	0	50 980
- consolidation adjustments	**0**	**1 874**	870	1 442
8.3. Prior years' profit at the end of period	**33 307**	**2 138**	76 267	68 610
8.4. Prior years' loss at the beginning of period	**0**	**3 157**	2 909	3 342
a) changes in accepted accounting principles (polices)	**0**	**0**	0	0
b) corrections of material faults	**0**	**0**	0	0
8.5. Prior years' loss at the beginning of period, after	**0**	**3 157**	2 909	3 342
a) additions, of which:	**0**	**0**	0	0
- transition of prior years' loss to be covered	**0**	**0**	0	0
b) reductions, of which:	**0**	**3 157**	0	433
- coverage from reserve capital	**0**	**3 157**	0	263
- consolidation adjustments	**0**	**0**	0	170
8.6. Prior years' loss at the end of period	**0**	**0**	2 909	2 909
8.7. Prior years' profit (loss) at the end of period	**33 307**	**2 138**	73 358	65 701
9. Net profit (loss)	**35 228**	**66 397**	25 633	33 290
a) net profit	**35 228**	**66 397**	25 633	33 290
b) net loss	**0**	**0**	0	0
c) charges on the profit	**0**	**0**	0	0
II. Shareholders' Equity at the end of period (closing balance)	**1 236 572**	**1 236 572**	1 199 976	1 199 976
III. Shareholders' Equity adjusted by the proposed distribution of				

CONSOLIDATED SATEMENT OF CASH FLOWS

	3rd quarter 2003 ended Sept. 30, 2003	3 quarters 2003 ended Sept. 30, 2003 cumulative	3rd quarter 2002 ended Sept. 30, 2002	3 quarters 2002 ended Sept. 30, 2002 cumulative
A. Cash flows from operating activities -indirect method				
I. Net profit (loss)	35 228	66 397	25 633	33 290
II. Total adjustments	5 823	11 340	21 232	60 632
1. Minority shareholders' (profit) loss	1 620	1 599	1 684	1 287
2. Share in net (profits) losses of companies valued underthe equity method	- 491	- 564	- 432	- 593
3. Depreciation and amortisation	17 786	52 129	20 750	63 664
- write-downs from goodwill of subsidiary companies or negative goodwill of subsidiary companies	0	0	197	590
4. (Gain) loss on foreign exchange differences	- 518	- 454	- 107	96
5. Interest and dividends	617	925	975	3 710
6. (Gain) loss on investing activities	- 1 676	- 27 973	- 112	- 2 250
7. Change in provisions	- 1 061	912	- 508	- 3 681
8. Change in inventories	- 534	645	879	1 405
9. Change in receivables	- 8 570	- 33 722	- 1 367	- 22 611
10. Change in current liabilities (excluding loans and bank credits)	- 10 802	20 877	- 8 645	23 939
11. Change in deferred and accrued expenses	7 949	- 4 015	10 358	- 4 625
12.Other adjustments	1 503	981	- 2 243	291
III. Net cash flows from operating activities (I+/-II)	41 051	77 737	46 865	93 922
B. Cash flows from investing activities				
I. Cash provided by investing activities	551 558	921 478	427 178	439 123
1. Disposal of intangible assets and tangible fixed assets	3 204	13 093	4 544	10 949
2. Disposal of investments in real-estate and intangible assets	0	0	0	0
3. From financial assets, of which:	444 724	466 740	420 833	426 373
a) in subsidiary and associated companies	593	593	0	530
- disposal of securities	0	0	0	530
- dividends and shares in profits	593	593	0	0
- long-term loans collected	0	0	0	0
- interest received	0	0	0	0
- other income from financial assets	0	0	0	0
b) in other companies	444 131	466 147	420 833	425 843
- disposal of securities	444 131	466 147	420 820	425 830
- dividends and shares in profits	0	0	13	13
- long-term loans collected	0	0	0	0
- interest received	0	0	0	0
- other income from financial assets	0	0	0	0
4. Other investing income	103 630	441 645	1 801	1 801
II. Cash used in investing activities	- 568 510	- 1 027 559	- 443 263	- 497 306
1. Purchases of intangible assets and tangible fixed assets	- 37 422	- 122 736	- 22 414	- 76 309
2. Purchases of investments in real-estate and intangible assets	0	0	59	0
3. For financial assets, of which:	- 444 049	- 444 049	- 420 712	- 420 777
a) in subsidiary and associated companies	0	0	- 28	- 84
- acquisition of securities	0	0	- 28	- 84
- long-term loans granted	0	0	0	0
b) in other companies	- 444 049	- 444 049	- 420 684	- 420 693
- acquisition of securities	- 444 049	- 444 049	- 420 684	- 420 693
- long-term loans granted	0	0	0	0
4. Dividends and other shares in profits paid to minority shareholders	0	0	0	0
5. Other investing expenses	- 87 039	- 460 774	- 196	- 220
III. Net cash flows from investing activities (I-II)	- 16 952	- 106 081	- 16 085	- 58 183
C. Cash flows from financing activities				
I. Cash provided by financing activities	15 408	57 793	8 398	49 898
1. Issuance of shares and other capital securities and additional paid-in capital	0	0	0	0
2. Bank credits and loans contracted	12 551	50 529	4 380	40 315
3. Issuance of debt securities	0	0	0	0
4. Other financial income	2 857	7 264	4 018	9 583
II. Cash used in financing activities	- 34 503	- 81 307	- 37 625	- 66 494
1. Acquisition of own shares	0	0	0	0
2. Dividends and other payments to shareholders	- 15 667	- 15 667	- 18 431	- 18 431
3. Profit distribution expenses other than payments to shareholders	0	0	0	0
4. Payments of bank credits and loans	- 15 408	- 55 901	- 13 991	- 34 110
5. Redemption of debt securities	0	0	0	0
6. Payments of other financial liabilities	0	- 81	0	0
7. Finance lease commitments paid	- 37	- 198	0	0
8. Interest paid	- 893	- 2 920	- 1 583	- 5 172
9. Other financial expenses	- 2 498	- 6 540	- 3 620	- 8 781
III. Net cash flows from financing activities (I-II)	- 19 095	- 23 514	- 29 227	- 16 596
D. Total net cash flows (A.III+/-B.III+/-C.III)	5 004	- 51 858	1 553	19 143
E. Change in balance-sheet cash and cash equivalents	5 004	- 51 858	1 553	19 143
- of which change in cash and cash equivalents due to foreign exchange differences	0	0	0	0
F. Cash and cash equivalents - beginning of period	83 723	140 585	102 705	85 115
G. Cash and cash equivalents - end of period (F+/-D)	88 727	88 727	104 258	104 258
- of which those with restricted availability				

Notes to the consolidated report for the 3rd quarter of 2003

1. Background

1.1 This consolidated report sets out the balance sheet according to the accounting books as at September 30, 2003 and 2002, and as at June 30, 2003 and 2002, the profit and loss account, the cash flow account and comparative data concerning the changes in shareholders' equity for three quarters of 2003 and 2002 as well as for the 3rd quarter of 2003 and 2002 alone.

1.2 The financial statements have been prepared on the assumption that the companies forming the Orbis Group further continue their business operations.

1.3 The consolidated report of the Orbis Group includes:
- integrated financial statements of all the organizational units of Orbis S.A. that keep separate accounts,
- financial statements of PBP Orbis Sp. z o.o. and consolidated financial statements of Orbis Transport Sp. z o.o., that have been fully consolidated,
- financial statements of Orbis Casino Sp. z o.o., accounted for by the equity method.

The companies listed below have not been consolidated:
- Wioska Turystyczna Wilkasy Sp. z o.o.,
- P. H. "Majewicz" Sp. z o.o.,
- Globis Poznań Sp. z o.o.,
- Globis Wrocław Sp. z o.o.

The financial statements of these companies as at September 31, 2003 have not been consolidated as figures they have reported are not essential for the implementation of the obligation laid down in Article 4 section 1 of the Accounting Act dated September 29, 1994.

2. The accounting principles

The following accounting principles have been applied for the purpose of preparing the financial statements for the 3rd quarter of the year 2003:

2.1 Basis for preparation of the financial statements

The financial statements of the Orbis Group were prepared on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

2.2 The principles of consolidation

The consolidated financial statements prepared as at June 30, 2003, include the financial statements of the joint-stock company Orbis S.A., the financial statements of a limited liability company Polskie Biuro Podróży Orbis Sp. z o.o., in which Orbis S.A. holds 70.41% of shares, the consolidated financial statements of a limited liability company Orbis Transport Sp. z o.o., in which Orbis S.A. holds 84.44% of shares as well as the financial statements of a limited liability company Orbis Casino Sp. z o.o., in which Orbis S.A. holds a stake of 33.33%.

Each share held by Orbis S.A. in PBP Orbis Sp. z o.o. and in Orbis Transport Sp. z o.o. represents one vote. However, in the case of voting on matters involving:

1. amendments to the company's Articles of Association, including alteration of the company's core business,
2. merger of companies,
3. winding-up of a company,
4. sale of the company's business,

as well as in the instances of voting upon the company's transformation, Orbis S.A. is entitled to cast two votes per each share held.

On the basis of Article 4 section 4 and Article 58 section 1 point 1) of the Accounting Act, Orbis S.A. adopted as its accounting principle (policy), that subsidiaries and semi-subsidiaries will be consolidated, if their contribution to the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity exceeds 3%. Affiliates whose contribution to the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity exceeds 5% will be accounted for by the equity method in the consolidated financial statements. The total share of units excluded from consolidation in the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity may not exceed 10%. At the same time, units which fulfill the above criteria of elimination from consolidation might be included in the consolidated financial statements if they are essential for other reasons.

2.3 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at acquisition cost or cost of manufacture less cumulated depreciation write-offs calculated according to the rates reflecting the period of their use and less write-offs for a permanent loss in value.

2.4 Tangible fixed assets and depreciation

Fixed assets are valued at acquisition cost or at cost of manufacture. Fixed assets obtained gratuitously are valued at the net selling price of the same or a similar component of fixed assets.

As at the balance sheet day, fixed assets are valued at acquisition cost or cost of manufacture or at revalued value (following revaluation of fixed assets) less accrued depreciation write-offs including write-offs for a permanent loss in value.

Fixed assets have been revalued from time to time in the past according to their market value or indices announced by the President of the Central Statistical Office. The net result of fixed assets revaluation is appropriated directly to the Company's equity. The last revaluation of the fixed assets was performed as at January 1, 1995.

Work in progress is appraised at the acquisition cost or cost of manufacture, taking into account the cost of servicing liabilities taken for the purposes of financing work in progress and related exchange rate differences minus revenues derived therefrom. In case of a permanent loss in value of a fixed asset under construction, a revaluation

write-off is made so that its value equals the net selling price or, in the absence of the net selling price, the fair value of the fixed asset determined otherwise.

Titles to the perpetual usufruct of land reported for the first time in the balance sheet, as the land has been gratuitously acquired from the local administrative authorities, have been recorded at prices stated in the decisions of the local administrative authorities that constitute the basis for calculating initial fees for the use of this land and that were issued at the time of transfer of title to use by local administrative authorities.

The housing cooperative member's title to buildings and premises has been reported at acquisition price.

In the past years, companies belonging to the Orbis Group benefited from the investment reliefs on corporate tax payments: Orbis S.A. during the years 1998-2000, Orbis S.A. and PBP Orbis Sp. z o.o. during the years 1994-2000, Orbis Transport Sp. z o.o. during the years 1996-2000.

2.5 Depreciation

As at the date of acquisition of an intangible fixed asset or a fixed asset, a rate of depreciation is determined reflecting the period of economic life of a given fixed asset.

The period of economic life of a fixed asset serves as the basis for the establishment of a period and annual rate of depreciation of intangible fixed assets as well as the period, the annual rate and method of depreciation of fixed assets.

Depreciation and amortization write-offs are made, starting from the first day of the month following the month in which a given asset was accepted for use, until the end of the month in which the value of depreciation write-off became equal to its initial value or in which an asset was designed for liquidation, sold or its lack was reported

2.6 Long-term investments

Long-term investments comprise assets kept by companies for the purposes of generating economic benefit, among others real property, long-term financial assets (interests, shares in other companies and long-term securities), intangibles as well as works of art. As at the acquisition date they are reported according to the acquisition cost or price of purchase, if the costs of carrying out and settling the transaction are insignificant.

As at the balance sheet day they are valued at the market value determined on the basis of a valuation performed by real property expert, except for works of art, the value of which is specified in specialist catalogues.

Titles to perpetual usufruct of land reported for the first time and classified as long-term investments are accounted for at prices stated in first decisions issued by local administrative authorities constituting the basis for the calculation of an initial fee for the use of this land.

2.7 Interest in subsidiaries and affiliates

Interest in subsidiaries and affiliates regarded as fixed assets have been valued at acquisition cost less depreciation write-offs for a permanent loss in value.

2.8 Short-term investments

Short-term investments in non-financial assets are reported at the date of their acquisition at acquisition cost or purchase price if the costs of carrying out and settling the transaction are insignificant. As at the balance sheet day, they are valued at the acquisition cost or market value (fair value), whichever is lower, while short-term investments for which no active market can be found are determined otherwise according to their fair value.

Titles to the perpetual usufruct of land reported for the first time in the balance sheet and classified as short-term investments have been recorded at prices stated in the first decisions of the local administrative authorities that constitute the basis for calculating the initial fees for the use of this land.

2.9 Derivatives

Derivatives are reported when companies become a party to a binding contract.

As at the balance date derivatives are appraised at their fair value. Derivatives with fair value exceeding "zero" are treated as financial assets while derivatives with negative fair value are treated as financial liabilities.
Profit or loss derived from derivatives is reported in financial income or costs, accordingly, and in the cash flow statement as a flow from operating activities.

2.9.1 Reporting securing derivatives

Profits and losses derived from a change in the fair value resulting from the valuation of a instrument securing the fair value are reported, as at the balance sheet date, as financial costs or income in the profit and loss account in the period in which they were incurred. At the same time, profit or loss from a protected item, which could be attributed to protected risk, adjust the balance sheet value of the protected item and are immediately reported in the profit and loss account as financial income or costs.

Profits and losses derived from a change in the fair value of an instrument securing cash flows are disclosed under a separate item of equity (revaluation reserve) in such a part as a given instrument represents an efficient protection of related item that is being secured. The inefficient part is accounted for in the profit and loss account under financial income or costs. Profits and losses from the protecting instrument are reported in the profit and loss account when the secured item of assets and liabilities affects the profit and loss account.

2.9.2 Derivatives incorporated in contracts

Derivatives incorporated in contracts are conditions following from an executed contract as a result of which a part or the entirety of cash flows derived from the contract changes in a manner similar to that that would be caused by independent derivatives. They form part of the so called basic contracts.

2.10 Creditors and debtors

Amounts due to creditors and from debtors, save for those resulting from financial instruments, are valued, as at the date of their entry into accounting books, according to the nominal value adhering to the principle of prudence. Amounts due to creditors and from debtors are reported at the actual value due to be paid.

Transactions in foreign currencies are reported according to the average rate of exchange of the given currency as at the date of transaction determined by the National Bank of Poland (NBP) unless other exchange rate was specified in a customs declaration or other document binding for a given entity. As at the date of the financial statements, all amounts due from debtors denominated in foreign currencies are converted according to the average daily foreign currency purchase rate quoted on the given day by the bank serving companies, which cannot be higher than the average rate announced by the National Bank of Poland, while all the amounts due to creditors denominated in foreign currencies are converted according to the average daily currency sale rate for the given day quoted by the bank serving companies, which cannot be higher than the average rate announced by the National Bank of Poland for the given day.

The amounts due from debtors are revalued considering the degree of probability that the debt is collectible by way of a revaluation write-off to reduce the value of debtors. Revaluation write-offs are made for:

- amounts due from debtors that have been put into liquidation or bankruptcy,
- amounts due from debtors involved in proceedings for an arrangement with creditors or in conciliatory proceedings,
- debts questioned by debtors (litigious),
- amounts due from debtors involved in remedial proceedings,
- amounts under litigation,

up to 100% of the amount due.

Also, general revaluation write-offs are made for amounts due from debtors that have been

- overdue for 6 – 9 months – up to 50% of the amount due
- overdue for 9 – 12 months – up to 80% of the amount due
- overdue for over 12 months – up to 100% of the amount due

2.11 Stocks

Tangible current assets are appraised at the average weighted acquisition cost at the date of their acquisition. The acquisition cost (cost of transport, storage, etc.) of raw materials, semi-products, packing and goods is posted to costs in its entirety at the moment of payment. The weighted average of the acquisition cost is applied for the purposes of valuation of outgoing raw materials, semi-products and packing.

During the reporting period, products in hotel shops are valued at their inventory price at the level of a retail price comprising the purchase price, output VAT and the trade margin. As at the balance date, the value of stocks is adjusted to take into account the VAT and the deflections from the trade margin, hence as a result the value of goods reaches the purchase price.
Tangible current assets are reported at the purchase price or net selling price, whichever is lower.

If an event that permanently reduces the value of stocks occurs during the financial year, revaluation write-offs are made.

2.12 Cash and cash equivalents

As at the balance sheet date, cash and cash equivalents denominated in PLN are appraised according to their nominal value, while cash and cash equivalents denominated in foreign currencies are converted into PLN at the purchase rate of exchange of the bank that services the companies' transactions, however, not higher than the average rate of exchange quoted by the National Bank of Poland (NBP).

2.13 Deferred costs and prepayments

As at the balance day, deferred costs are reported according to the initial value less write-offs that had been posted to costs by the balance sheet day. Deferred income is reported, as at the balance sheet day, at its initial value less write-offs, made prior to the balance sheet day, representing the liquidation of deferred income item corresponding to revenues or capital.

Deferred income is reported according to the principle of prudence and include in particular the equivalent of payments received or due from business partners for services which will be provided in the next reporting periods or cash and cash equivalents received to finance the acquisition or manufacturing of fixed assets, equivalent of fixed assets under construction acquired gratuitously, fixed assets and intangibles and a negative goodwill.

2.14 Deferred income tax

According to the Polish regulations, companies forming the Orbis Group calculate income tax due to be paid in 2003 at 27% of its taxable income.

The deferred income tax assets are determined according to the amount estimated to be deducted from the income tax in the future in relation to negative temporary differences, which will in future reduce the taxation base and a tax loss that may be deducted in the future, calculated according to the principle of prudence. The main factors that affect the occurrence of negative temporary differences are as follows:

- applying a lower depreciation rate for tax purposes than for accounting purposes,
- accrued but unpaid interest on loans, resulting from executed contracts,
- accrued unrealized negative foreign exchange differences,
- set up provisions for anticipated liabilities and losses, including cost-related provisions, which are sure to induce a tax cost at the time of their use,
- made assets revaluation write-offs that will reduce the taxation base in the future

Provision for deferred income tax is set up in the amount of the income tax to be due in the future in connection with the occurrence of positive foreign exchange differences, i.e. differences that will bring about an increase in the taxation base in the future.

The main factors affecting the creation of positive temporary differences include:

- applying a higher depreciation rate for tax purposes than for accounting purposes,
- reporting revenues from unpaid interest on loans granted or other financial assets,
- accrued unrealized positive foreign exchange differences,
- assets revaluation up to the fair value exceeding their acquisition value.

The amount of a provision and assets for the deferred income tax is determined, as at the balance sheet day, in consideration of income tax rates applicable in the year in which the tax liability originated, as a product of the sum of temporary differences (positive and negative, accordingly) and the income tax rate applicable in the year in which the tax liability originated.
Deferred tax on revenues and costs posted directly to equity is also posted to equity.

2.15 Equity
Equity and other assets and liabilities are assessed at their nominal value.

The initial capital of Orbis Group comprises the initial capital of Orbis S.A. that is reported according to the amount specified in an agreement or Statute and entered in the court register. The initial capital must be valued at least as often as any change in its nominal value occurs.

Supplementary capital comprises annual write-offs of at least 8% of net profit until such time as the its value reaches at least 1/3 of the initial capital.
Reserve capital is created, independently of supplementary capital, from net profit up to the amount determined by the General Assembly.

Revaluation reserve is set up as at the day of:
- fixed assets revaluation performed in the Company pursuant to separate provisions of the law;
- valuation of long-term investments in financial and non-financial assets over and above their initial value (valuation at fair value);
- reporting of a surplus of a nominal value of taken up shares/interest over the value of property contributed in return;
- reporting of the amount of the deferred income tax settled with the revaluation reserve;

Additionally, the revaluation reserve is created (or increased) as a result of the posting of effects of financial instruments.

2.16 Provisions
Provisions are set up for contingent liabilities that are certain or highly likely and the amount of which can be reliably assessed.
Provisions for liabilities are created and classified depending on the reason for their creation in the following groups:
- provisions for liabilities related to basic operating activities, resulting from the costs incurred over a given period, that were documented by means of an external accounting proof as at the balance sheet day;
- provisions arising out of the provisions of the law, for benefits for employees to be realized in the course of future reporting periods;
- provisions for the current and deferred income tax;
- other provisions for liabilities,
- restructuring provisions.

Provisions are created in a justified and reasonably assessed amounts as at the date of the occurrence of an event making it necessary for such a provision to be set up, not later however than at the end of the reporting period. As at the balance sheet day, the

balance of provisions is verified and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable assessment of its value.

Provisions are set up for contingent liabilities that are certain or highly likely and the amount of which can be reliably assessed.
Provisions for liabilities are created and classified depending on the reason for their creation in the following groups:

- provisions for liabilities related to basic operating activities, resulting from the costs incurred over a given period, that were documented by means of an external accounting proof as at the balance sheet day;
- provisions arising out of the provisions of the law, for benefits for employees to be realized in the course of future reporting periods;
- provisions for the current and deferred income tax;
- other provisions for liabilities,
- restructuring provisions.

Provisions are created in a justified and reasonably assessed amounts as at the date of the occurrence of an event making it necessary for such a provision to be set up, not later however than at the end of the reporting period. As at the balance sheet day, the balance of provisions is verified and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable assessment of its value.

2.17 Principles of determining financial result

In the Orbis Group, the net financial result is composed of:

a) operating profit (loss):

- profit (loss) from core operating activities,
- profit (loss) from other operating activities,

b) profit (loss) from financial operations,

c) extraordinary items,

d) obligatory charges of financial profit due to income tax paid by Orbis S.A. and payments equalized with it on the basis of separate regulations, broken down into:

- current income tax resulting from the taxation base,
- deferred income tax representing a change of the balance of assets and provisions for deferred income tax.

The profit (loss) on the core operating activities constitutes a difference between revenues and costs relating to the companies' core operating activities. Revenues from the sale of services are valued according to invoiced and rendered services.

Profit (loss) on other operating activities constitutes a difference between revenues and costs directly relating to operating activities of the company. Other operating income and costs embrace the following:

- revenues and costs being a result of ongoing events that took place in the course of the reporting period,
- revenues and costs being a result of changed estimates made at the valuation of assets and liabilities other than financial liabilities,
- revenues as a result of benefits generated in the preceding years being cleared in the future periods.

The profit (loss) on financial operations constitutes a difference between financial income and financial costs comprising the following groups:

- income from interest, dividends and other benefits resulting from keeping financial assets;
- costs of discount and interest on financial liabilities,
- income in the form of interest on trade debtors and other receivables not treated as financial assets and costs of interest on trade creditors and other liabilities not posted to financial liabilities,
- income and costs of foreign exchange differences,
- income from the reinstatement of the value of financial assets up to the amount of write-off for loss in value previously posted to financial costs,
- costs of estimates and changes thereof at the time of valuation of assets and financial liabilities,
- income relating to the increase in the value of short-term financial assets over their initial value up to their market price value,
- income from the sale of investments, as divided into income from the sale of investments in financial and non-financial assets and costs of sale of financial assets,
- costs of current transactions connected with financial operations.

The result on extraordinary items is a difference between profits and losses that occurred as a result of events that are difficult to be foreseen, not connected with the operating activities of units and not related to the general risk of conducting operations, in particular it applies to catastrophes, fires, floods and other misfortune. The result on extraordinary operations includes profits or losses incurred in the current period that occurred as a result of misfortune, loss incurred in relation to the setting up of a provision for misfortune or the change of its amount, profits from the dissolution of such a provision or the change in the amount of unused provisions for misfortune events.

Current income tax, charged to the financial result of the reporting period, is determined at the amount of income tax due, as shown on the tax declaration for the current reporting period, net of the amount of the current income tax for past years if it is classified as a basic (fundamental) error which is reported in equity as an adjustment of profit/loss from past years.

Deferred income tax charged to the financial result of the reporting period constitutes a change in the balance of assets and provisions for deferred income tax being the result of events reported in the financial result covering that period.

3. Analysis of figures reported in the balance sheet

As at the end of the 2nd quarter of 2003, the balance sheet total did not differ significantly from the corresponding figure reported in the past year. The most significant impact on results generated by the Orbis Group is exerted by the controlling company Orbis S.A., assets of which account for 92.4% of assets of the consolidated balance sheet, while its revenues from the sale of finished products, goods and raw materials contributed a 70.7% share in the Group's revenues.

3.1 Assets

The structure of Group's assets is traditionally dominated by fixed assets (84.1% of total assets) with the prevailing share contributed by the tangible fixed assets of the controlling company – hotel buildings, land as well as titles to perpetual usufruct of land. As a result, tangible fixed assets contributed a 97% share in fixed assets and 81.6% in total assets. In current assets, a dominant role is played by short-term investments (52.1% share in current assets) followed by short-term debtors (36.2%).

As at the end of the 3rd quarter of 2003, fixed assets were at a level similar to than as at the end of the corresponding period of past year and increased by 1.4% as compared to the end of the preceding quarter. This was attributable to last year's sale of a Dutch law company under the business name of AWSA Holland II BV and to the appropriation of real property formerly reported as investments to short-term investments, which in turn, affected the level of long-term investments that, in the 3rd quarter of 2003, accounted for a mere 15.3% of the last year's total. However, a minor growth in fixed assets in the current quarter was the effect of insignificant changes in the tangible fixed assets item connected with purchases and upgrading, bringing about an increase in their balance by 4.8% as compared to the end of the second quarter of 2002.

As at the end of the 3rd quarter, the balance of current assets was at the same level as in the 3rd quarter of 2002 and by 7.2% lower as compared to the 2nd quarter of the current year.

This is attributable to decreases in majority of balance sheet items of the Group during 3rd quarter of 2003.

The value of short-term investments in short-term financial assets, i.e. tradable securities declines as opposed to the past quarter by 43.7%, while cash and cash equivalents in the group increased by 6%.

Short-term debtors went up by 2.2% as compared to the 3rd quarter of 2002; at the same time it declined by 0.6% as compared to the 2nd quarter of the current year. The dominant item is trade debtors, including both affiliates and other companies, yet all the companies forming the Group execute the prevailing part of their transactions with non-affiliated companies.

Deferred costs and prepayments were reported to have increased by 18.6% as compared to the end of the 2nd quarter of 2002, mainly due to writing higher operating costs such as the fees for the perpetual usufruct of land, tax on real property, land taxes, write-offs for the Company Social Fund and costs of wages and salaries. At the same time, the deferred costs and prepayments declined substantially as compared to the end of the past quarter (34.5%) due to settlement of costs during the respective accounting periods.

Continued pursuance of Orbis S.A. policy related to the reduction of stocks resulted in a major decrease in stocks in the Group (by 12.5% in overall) as compared to the end of the 3rd quarter 2002. However, as minor 6% growth was reported as of the end of the past calendar quarter of 2003.

The level of other short-term investments did not change as compared to the second quarter of 2003. This item grew by 5.2% as compared to the comparable period of 2002 as a result of appropriation of real property constituting investments from long-term investments to short-term investments in Orbis S.A.

3.2 Liabilities

The shareholders' equity of the Orbis Group comprises the initial capital of the controlling company, the supplementary capital, the revaluation reserve, other reserve capitals, past year's profits brought forward and the net profits. The ratio of shareholders' equity to total liabilities fluctuates slightly and accounted for 80.6% of the Group's total liabilities in the 3rd quarter of 2003. The initial capital accounted for 7.5% of the shareholders' equity, the supplementary capital for 60% and the revaluation reserve for 21.7%, while other reserve capitals for 5.3%.

Creditors and provisions account for 18.6% of liabilities. Short-term creditors represented 35.7% of that item, provisions for future liabilities 28.9%, and long-term creditors 28.1%. Accruals and deferred income account for 7.3% of creditors and provisions for future liabilities and mainly comprise short-term deferred operating income.

The value of the initial capital did not change.

As compared to the end of the 3rd quarter of 2002, supplementary capital grew by 2.7% while the revaluation reserve went down by 6.2%. The growth of supplementary capital was, first and foremost, attributable to the distribution of profit generated by Orbis S.A. in the year 2002 and in the previous years and to the reallocation of minor amounts from the revaluation reserve as a result of sale of fixed assets. Changes reported in the revaluation reserve result mainly from the sale of fixed assets as well. Other reserve capitals were credited with an amount equivalent to the value of titles to perpetual usufruct of land granted to Orbis by virtue of administrative decisions and for the first time reported in the Company's assets and as a result of distribution of profit generated in the year 2002.

At the end of the 3rd quarter of 2003, provisions for future liabilities accounted for 96% of this figure reported in the 3rd quarter of the preceding year and in practice did not change as compared to the 2nd quarter of 2003. The most significant item contributing 50.4% to total provisions was the provision for pension benefits and equivalent items, that decreased by 17.2% as compared to the corresponding period of the preceding year. The drop is due to dissolution of part of this provision by Orbis S.A. As compared to the past year, the provision for deferred income tax as well as other provisions increased.

Long-term creditors remained almost unchanged as compared to the end of the 3rd quarter of the preceding year. This item predominantly includes a long-term credit granted to Orbis S.A. by a bank syndicate and liabilities of other companies.

Short-term creditors accounted for 84.5% of the corresponding figure reported at the end of the 2nd quarter of 2002. The decrease in short-term creditors was connected, among others, with the repayment of short-term loans as well as with the decrease of all other items under liabilities. Special Funds (Social Benefits Fund) decreased by 12.4%.

4. Analysis of information contained in the financial statement – comparative changes in equity

In the 3rd quarter of 2003, no changes occurred in the initial capital of the Group.

At the end of 3rd quarter of 2003, the supplementary capital went up by 2.8% as compared to the corresponding period of the past year due to the distribution of 2002 profit and past years' profits brought forward by Orbis S.A. as well as by the reallocation of minor amounts from the revaluation reserve in connection with the sale of fixed assets, including titles to perpetual usufruct of land acquired from the commune by virtue of administrative decisions. The decline occurred as a result of coverage, by Orbis Travel, of losses from previous years and for the accounting year 2002 with funds from the supplementary capital.

Changes in the revaluation reserve were brought about by a change in the method of valuation of investment real properties that were reclassified to short-term investments (reversal to the acquisition price) and deducting their overestimated value from the capital and the resulting change in the provision for the deferred tax, as well as by the sale of fixed assets.

Other reserve capital was credited with an amount equivalent to the value of titles to perpetual usufruct of land granted to Orbis S.A. by virtue of administrative decisions and reported in the Company's assets for the first time as well as due to the distribution of profit for 2002. A minor decrease of this capital was connected with the sale of titles to perpetual usufruct of land and appropriation of this value to supplementary capital. Consequently, as at the end of the 3rd quarter of 2003, the reserve capital stood at PLN 65,126 thousand.

In the 2nd quarter of 2003, the General Assembly of Shareholders granted its consent for the distribution of profit from previous years to credit the supplementary capital and the reserve capital. Consequently, as at the end of the 3rd quarter of 2003, this item included profits from previous years generated by Orbis Transport. The loss incurred by PBP in the past years was covered with the funds from the company's reserve capital and equaled zero as at the end of the 3rd quarter of 2003.

As a result of the above presented changes, as at the end of the 3rd quarter the equity amounted to PLN 1,236,572 thousand.

5. Analysis of information contained in the financial statements – the cash flow statement

The cash flow statement of the Group is prepared by an indirect method. Total flows in the Group are most significantly affected by results of the controlling company.

After the 3rd quarter of 2003, net cash flows from operating activities closed with a positive value, reflecting a cumulative growth by 17.2% during three quarters of 2003. As

regards the 3rd quarter of 2003 alone, cash flows were by 12.4% lower than in the corresponding period of past year.

This resulted predominantly from a positive net result generated by the Group in that period that was higher than in the preceding year. The ratio of the net profit to the surplus of cash and cash equivalents from operating activities amounted to 85.4% for three quarters of 2003. For the sake of comparison, the same ratio amounted to 35.4% only in the corresponding period of the preceding year (three quarters).

Similarly to the preceding quarters, the basic "costs" item reducing the Company's financial result is depreciation.

Decrease in the negative adjustment for deferred costs and prepayments in the course of the third quarter was a result of clearing in time of costs of additional wages and salaries for employees, fees for the perpetual usufruct of land, real estate and land taxes, while the difference in the balance of short-term liabilities is attributable to a general decrease in this item of the balance-sheet related to the repayment of liabilities.

In the three quarters of 2003, the investment operations of the Orbis Group were dominated by receipts from the sale of shares in the company PolCard. Other receipts and investment outlays related to the purchase and sale of short-term securities and to the dividend received from an associated company Orbis Casino Sp. z o.o. Flows from investment activities closed with a negative balance of cash and cash equivalents which resulted mainly from transactions related to transferable securities intended for sale. However, quite a considerable asset portfolio remains in the hands of Company and the Company generated a profit of PLN 1,569 thousand on their sale transactions during three quarters of the year.

Also in terms of financial activities, the Group reported negative net cash flows. In the three quarters of 2003, the Orbis Group generated income from credits and loans for PBP Orbis and Orbis Transport, which, however, failed to counterbalance the expenditure on disbursement of dividend for 2002 to Orbis S.A. shareholders as well as on repayment of loans and interest on credit facility and payments made under financial lease contracts entered into by PBP Orbis.

6. Performance of the Orbis Group

6.1 The overall result of the Orbis Group can be broken down as follows:

1. Performance of consolidated companies, i.e.:

- Orbis S.A.	profit of	PLN 58 697 thousand
- PBP Sp. z o.o.	profit of	PLN 317 thousand
- Orbis Transport Sp. z o.o.	profit of	PLN 9 903 thousand
Total profit		**PLN 68 917 thousand**

2. and the following adjustments:

- share of minority shareholders in the loss of PBP	- PLN 95 thousand
- share of minority shareholders in the profit of Orbis Transport	- PLN 1 541 thousand
- share in the loss of Orbis Casino Sp. z o.o.	+PLN 654 thousand
- consolidation adjustments	- PLN 1 448 thousand
Total adjustments	**- PLN 2 520 thousand**
Total as at June 30, 2003	**+ PLN 66 397 thousand**

6.2 In the 3rd quarter of 2003 sales revenues generated by Orbis S.A. amounted to PLN 169,006 thousand, i.e. by 3.3% higher than in the 3rd quarter of 2002 (Sofitel Kraków excluded). Occupancy rate amounted to 56.2%, i.e. 3.4 percentage points higher than in the 3rd quarter of 2002. Orbis S.A. hotels reported an Average Daily Rate (ADR) at the level of PLN 202.4, i.e. by 1.8% lower than in the 3rd quarter of 2002. Revenue per available room (RevPAR) amounted to PLN 113.8, that figure being by 3.9% higher as compared to the 3rd quarter of 2002. In the 3rd quarter of 2003, the total number of rooms sold in the Orbis Hotel Group amounted to 501,426, i.e. by 0.8% more than in the 3rd quarter of 2002. The total number of available rooms stood at 9.695, which was by 4.5% lower than in the 3rd quarter of 2002.

In the three quarters of 2003 sales revenues generated by Orbis S.A. amounted to PLN 437,651 thousand, i.e. by 2.7% lower than in the three quarters of 2002. In that period the occupancy rate amounted to 45.8%, i.e. by 1.1 percentage point lower than in the three quarters of 2002. In the three quarters of 2002, Orbis S.A. hotels reported an Average Daily Rate (ADR) at the level of PLN 209.9, i.e. a level comparable to that reported in the three quarters of 2002. Revenue per available room (RevPAR) amounted to PLN 96.2, that figure being by 2.2% lower as compared to the three quarters of 2002. In the three quarters of 2003, the total number of rooms sold in the Orbis Hotel Group amounted to 1,211,424, i.e. by 5.7% less than in the three quarters of 2002. The average number of available rooms amounted to 9,689 and was by 0.7% higher than in the three quarters of 2002. The decrease in the total number of rooms available in Orbis S.A., both in the 3rd quarter of 2003 and in the 1st half of 2003, was brought about by Sofitel in Kraków having been closed in November 2002 and upgrading of hotel rooms in, among others, Novotel Centrum in Warsaw.

In line with the business and tourist traffic calendar in Poland, the 3rd quarter of 2003 was a period of intensified sales of hotel services, as compared to the first two quarters of the year. Sales of room services in Orbis S.A. hotels realized in that period confirm the positive co-relation between the level of sales of Company's services and the GDP growth rate in Poland and in the European countries as well as with the international geo-political situation shaping up the overall level of tourist traffic in the world. It should also be highlighted that a drop in the Average Daily Rate observed in the 3rd quarter of 2003 as well as a slight increase in that figure in the entire 1st half of 2003 are attributable to a sustained strong EURO/PLN exchange rate over that period which allowed to generate better revenues from the sale of rooms to the foreign incoming traffic. However, strong competition in the hotel industry – particularly evident in cities like Warsaw and Kraków

- invariably represents a factor exerting an adverse impact on the sales of rooms in Poland. Growth in the number of available rooms that has been observed for a few years keeps bringing the number of sold rooms down in individual hotels belonging to the network and adversely affects the level of realized prices.

The rate of GDP growth in Poland in the 3rd quarter of 2003, as assessed by the Ministry of Finance, stood at 3.9% and is reflected in the sales of rooms to business clients, which, in the 3rd quarter of 2003, despite strong competition in the industry, went up as compared to the 3rd quarter of 2002 (+9.1% 3rd quarter of 2003/3rd quarter of 2002), and in the three quarters of 2003 it went up by 1.2% as compared to the three quarters of 2002. Therefore, the share contributed by business clients to the number of rooms sold in the 3rd quarter of 2003 increased to reach 42% (38.8% in the 3rd quarter of 2002), and in the three quarters of 2003 the said share amounted to 51.1% (47.7% in the three quarters of 2002). In the 3rd quarter of 2003, the Average Daily Rate in the business segment stood at PLN 245.5 which was by 8.2% less than in the 3rd quarter of 2002. In the three quarters of 2003, the ADR generated in that segment amounted to PLN 247.2, which translated into a 5.2% drop as compared to the three quarters of 2002.

Sales of rooms to tourists fell mainly due to the Iraqi conflict and, partially, due to a limited tourist traffic caused by the occurrence of the SARS virus as well as by an economic slowdown in the USA and in some European countries. In the 3rd quarter of 2002, sales of rooms in that segment decreased by 4.5% as compared to the 3rd quarter of 2002 while in the three quarters of 2003 the drop in the sales of rooms in that segment amounted to 11.8%. Therefore, the share of tourists in the number of rooms sold went down, in the 3rd quarter of 2003, to 58.0% (61.2% in the 3rd quarter of 2002) and in the three quarters of 2003 it amounted to 48.9% (52.3% in the three quarters of 2002). In the 3rd quarter of 2003, the ADR reported in the tourist segment amounted to PLN 170.8, i.e. it rose by 2.1% as compared to the 3rd quarter of 2002. In the three quarters of 2003, ADR in the tourist segment equaled PLN 170.9 and grew by 4.2% as compared to the three quarters of 2002.

In the 3rd quarter of 2003, Poles accounted for 26.1% of guests visiting Orbis S.A. hotels and the sales of rooms to Poles increased by 0.5% as compared to the 3rd quarter of 2002. Thus, the share of foreigners in rooms sold equaled 73.9% over that period and the sales of rooms to foreign guests went up by 0.9% as compared to the 3rd quarter of 2002. In the 3rd quarter of 2002, Germans represented the most numerous group of Orbis S.A. hotels' guests and contributed a 29% share to the total number of rooms sold, which was accompanied by a growth in the number of rooms sold by 1.1% (28.9% share in the 3rd quarter of 2002). Scandinavians formed the second large group contributing a 6% share to rooms sold – with an increase in the number of rooms sold by 13.3% (5.4% share in the 3rd quarter of 2002) followed by citizens of the USA and Canada whose share in the number of rooms sold equaled 6.6% - a drop in rooms sold by 6.1% (7% share in the 3rd quarter of 2002).

In the three quarters of 2003, Poles accounted for 32.8% of guests of Orbis S.A. hotels and the share they contributed to rooms sold went down from 35.2% in the three quarters of 2002. The number of rooms sold to Poles over that period decreased by 30.5% (three quarters of 2003/three quarters of 2002). The share in rooms sold contributed by foreigners rose from 64.8% in the three quarters of 2002 to 67.2% in the three quarters of

2003, with a drop in the sales of rooms to foreigners by 22.5% (three quarters of 2003/three quarters of 2002). The share of guests from Germany in the rooms sold stood, in the three quarters of 2002, at 24.6% (22.6% in the three quarters of 2002), with a 18.8% decline in the rooms sold (three quarters of 2003/three quarters of 2002). Scandinavians accounted for 6.3% of guests staying at Orbis S.A. hotels (6.1% in the three quarters of 2002), with a drop in the rooms sold by 23.3% ((three quarters of 2003/three quarters of 2002). The share of citizens of USA and Canada equaled 5.1% (5.7% in the three quarters of 2002), with a 33% decline in rooms sold (three quarters of 2003/three quarters of 2002).

Continued program of employment restructuring brings about a constant reduction in the number of employees. As at the end of the 3rd quarter of 2003, the average employment at the level of 5,451 was by 16.8% lower than in the past year. The coefficient of employment per room went from 0.63 at the end of the 3rd quarter of 2002 down to 0.54 in the year 2003. The average wages and salaries for the nine months of the current year amounted to PLN 2,513 and decreased by 2.2% as compared to the corresponding period of 2002.

In the three quarters of 2003, the share of net revenues from the sale of finished products, goods for resale and raw materials in total revenues amounted to 92.5% (98.3% in the 3rd quarter alone), while the share of costs of products sold in total costs – 73.8% (74.9% in the 3rd quarter alone) while the figure including costs of sales and general overheads amounted to 95.7%, and, therefore, changes in those items determine the Company's financial result to the most extent.

Following the three quarters of 2003, the incurred costs of finished products, goods for resale and raw materials were reported at the level of 86.7% of costs incurred in the corresponding period of the preceding year, costs of sales decreased by 4.3%, while general overheads fell by 4.6%. Similar figures are reported for the 3rd quarter of 2003.

Consequently, after the three quarters of 2003, the Company generated a profit on sales amounting to PLN 62.139 thousand, i.e. 141.7% of the result reported in same period of 2002.

Other operating revenues were reported at a similar level while other operating costs were by 15.4% higher than in the past year. In the 3rd quarter of 2003 alone, revenues fell by 50% while costs dropped by 30.6% as compared to the 3rd quarter of 2002. Other operating revenues include, among others,: revenues from trade marks, donations and damages received, refunds of apprentices' remuneration, revenues from real property treated as investments.

In the course of the three quarters of 2003, the Company generated financial revenues in the amount of PLN 28,878 thousand (over six times higher than in the corresponding period of past year) and incurred costs amounting to PLN 2,098 thousand (by 47.5% lower than in the corresponding period of the preceding year). Revenues went up in the 2nd quarter of 2003 because of a transaction of sale of company PolCard finalized in May. In consequence, the Company generated high result on financial activities amounting to PLN 26,780 thousand. Other financial revenues comprised of dividend and interest on short-term banking deposits as well as positive foreign exchange differences. Financial

costs were dominated by costs of interest on loans and credits and negative foreign exchange differences.

Following the three quarters of 2003, the Company generated a net profit of PLN 58,697 thousand, i.e. over twice as high financial result as compared to the corresponding period of the preceding year which promises good forecasts for the closing of the year 2003.

6.3 Following the three quarters of 2003, the net financial result of **PBP Orbis Sp. z o. o.** totaled PLN 317 thousand. As compared to the corresponding period of the past year, the net financial result deteriorated by 77.2%. The financial results of the Company after nine months of 2003 are mostly attributable to low level of business activity in the Polish economy, which restrained (reduced) demand for the services offered by the Company. Additional negative factors, particularly evident during the first six months of 2003, were the war with Iraq and the SARS epidemics.

The sales revenues (generated by the core business) totaled PLN 138,983 thousand, reflecting a 1.4 decrease as compared to the corresponding period of the preceding year. Lower revenues were recorded in domestic traffic (by 5,395 thousand), mainly due to a change in classification of hotel reservations previously reported as such, and now (since January 1, 2003) considered travel services. Foreign incoming traffic declined by PLN 3,139 thousand (reduced number of foreign arrivals into Poland) and transportation by PLN 248 thousand (less demand for transportation services). Revenues grew in the organization of congresses (by 4,973 thousand) and travel services (by 2,525 thousand). However, in the latter case, adjustment should be made for "shift" in classification of hotel reservations.

The costs of finished products, goods and raw materials sold after three quarters of 2003 were by 1.1% lower than the costs in the corresponding period of the past year. The general overheads went down again (by 2.3%). Growth of costs was reported only in respect costs of sales (20%), which was related in the first place with costs of introducing a new brand on the market, i.e. Travel Time and the need to conduct more aggressive advertising and promotional campaigns of the tourist and travel product offer.

The income from sales after three quarters of 2003 is less than the income generated after nine months of 2002 by 93% and totals PLN 87.4 thousand. The most significant deterioration of the result as compared to the corresponding nine months of 2002 took place in foreign outgoing traffic (by PLN 567 thousand), domestic tourist traffic (by PLN 544 thousand) and congresses (by 171 thousand).

Sales revenues accounted for 92.8%% of total revenues, while costs of products sold contributed 79.2% to total costs and together with costs of sales and costs of general overheads – 93.5%.

As a result, after two quarters of 2003 the Company incurred a loss on sales. The most substantial loss, as broken down to segments of Company's operations, was noted in foreign outgoing traffic.

Already in the first half of 2003, a positive balance of other operating revenues and expenses was reported. After nine months, this figure further improved and totaled PLN

268 thousand (balance reported after three quarters of 2002 – PLN minus 496 thousand). Other operating revenues after three quarters of 2003 included liquidated provisions from the preceding year, advertisements in the Orbis catalogue and receipts from the supervision over licenses. Other operating costs comprised predominantly depreciation of goodwill and provisions set up for doubtful receivables. The operating profit totaled PLN 355 thousand and was by 54.2% less as compared to the corresponding period of the past year.

After nine months of 2003, the balance of financial operations was positive and totaled PLN 429 thousand. It reflects a decline by 70.3% as compared to the corresponding period of the past year as a result of disposal, in 2002, of capital investment in the company CB International and higher interest on bank deposits and transactions in Treasury securities.

Employment continues to fall. On the last day of the 3rd quarter of 2003, the employment level equaled 543 persons and was by 16.2% lower than in the corresponding period of the past year (631 persons at the end of September 2002). The most significant employment reduction was reported in the transportation, financial and accounting departments as well as in administration.

6.4 After three quarters of 2003, **Orbis Transport Sp. z o.o.** generated a gross profit on sales in the amount of PLN 8,537 thousand. This figure is by 32.3% higher than in the comparable period of the past year. Considering the remaining operating revenues and costs (disposal of property, other operating costs), the Company reported an operating profit by 50% higher than for three quarters of 2002. Comparing the operating income alone for the third quarter of 2003 and 2002, a decline by 22.8% was reported which, nonetheless, had no impact on the final result. This decline might be regarded as a reflection of equalized growth of the income throughout the year, since in the third quarter of 2003 this result grew by 30.5%, while in 2002, by as much as 59.3%.

The total financial costs incurred by the Company thought three quarters of 2003 were by 57.5% lower than costs incurred in the corresponding period of the past year. This situation was an outcome of interest rate on loans, both zloty-denominated as well as in foreign currencies, as well as the foreign exchange rate against the zloty. In the current year to finance its activities, the Company incurred a PLN-denominated loan as well as CHF-denominated loan. A strategy of balanced structure of loans incurred to finance the Company's operations was continued. The decision made in 2002 to introduce a CHF-denominated foreign currency loan to finance the Company's operations, with interest rate much below the PLN-denominated loans allowed savings on interest payments.

Financial income generated by the Company was three times higher than income reported during the three quarters of 2002. High level of financial income in the current year is to a large extent a result of positive foreign exchange rate differences.

As a result, gross profit was much higher than in the corresponding period of 2002. The gross profit came to PLN 13,732 thousand, while the profit during three quarters of 2002 totaled PLN 7,125 thousand, which means a growth by 92.7%. The net profit to be distributed by the Company totaled PLN 9,903 thousand.

At the end the 3rd quarter of 2003, the employment amounted to 205 persons.

7. Additional information

7.1 As at November 14, 2003, the share capital of Orbis S.A. amounted to PLN 92 154 016 and was composed of 46 077 008 shares having a nominal value of PLN 2 each. Shareholders holding over 5% of the Company's shares encompass:

Shareholder	Share of votes at the General Assembly as at April 30, 2003.	Changes from April 30, 2003, till July 22, 2003	Share in the initial capital as at July 22, 2003 (share in the total number of votes).	No of shares as at July 22, 2003 (number of votes)
Accor SA	29.34%	-	29.34%	13 519 251
Deutsche Bank *(including Reib International*	12.42%	-	12.42%	5 721 357
Holdings Limited – a subsidiary of DB AG)	*10.37%*	-	*10.37%*	*4 778 190*
CU OFE BPH CU WBK	5.08%	-	5.08%	2 228 652
Globe Trade Centre S.A	5%	-	5%	2 303 853
JP Morgan Fleming Asset Management Ltd	5%	-	5%	2 307 600

According to possessed information, since the date of submission of the preceding quarterly report. no changes occurred in respect of the holding of Orbis S.A. shares by persons managing or supervising the Company.

7.2 As at September 30, 2003, the initial capital of the Polish Travel Agent Orbis Sp. z o.o. amounts to PLN 16 453 900.00. The company's shareholders include:

Shareholder	Percentage of shares held in the core capital as at June 30, 2003
Orbis S.A.	70.409
Beton Stal S.A.	16.312
Invor Sp. z o.o.	5.423
Chrobot Reisebüro	0.245
Wilanów Sp. z o.o.	0.064
Biuro Podróży Zbigniew	0.009
Natural persons	7.538

According to possessed information, no changes occurred in respect of the shareholdings of Orbis Travel shareholders since the date of submission of the preceding quarterly report.

7.3 As at June 30, 2003, the initial capital of Orbis Transport Sp. z o.o. amounts to PLN 14 429 300.00. The company's shareholders include:

Shareholder	Percentage of shares held in the core capital as at June 30, 2003
Orbis S.A.	84.437
L.G. Petro Bank S.A.	13.858
Chrobot Reisebüro	0.362
PBP Orbis Sp. z o.o.	0.185
Natural persons	1.158

According to possessed information, no changes occurred in respect of the shareholdings of Orbis Transport shareholders since the date of submission of the preceding quarterly report .

7.4 As at September 30, 2003, the initial capital of Orbis Casino Sp. z o.o. amounts to PLN 4,500,000. The company's shareholders include:

Orbis S.A.	33.33%
Finkorp Sp. z o.o.	33.33%
ZPR S.A	33.33%

The registration procedure related to capital increase approved on June 12, 2003, pending before the National Court Registry was completed on July 23, 2003.

7.5 In the period between January 1, 2003 and June 30, 2003, Orbis S.A. did not conclude any transactions with affiliates, the PLN denominated value of which would exceed EUR 500.000 and which were not typical or routine transactions made on market conditions, the nature and conditions of which result from the current operating activities pursued by the Company.

7.6 In the period between January 1, 2003 and June 30, 2003 neither Orbis S.A. nor its subsidiaries issued guarantees for credits or loans, they did not issue issued any guarantee for the benefit of an entity or its subsidiary, either, the total value of which would amount to at least 10% of Orbis S.A. equity.

8. Other events affecting the financial standing of Companies forming the Orbis Group

8.1 On February 28, 2003, the Management Board of Orbis S.A. acting jointly with six other shareholders of the company PolCard S.A. with its registered address in Warsaw, in aggregate holding 99.67% of the Company's initial capital, signed an agreement for the sale of their share holdings in the Company. The Company sold the entire block of shares held by it, comprising of 3,000 (three thousand) registered shares having a total nominal value of 300,000 Zloty (three hundred thousand) and constituting 9.9% of

Polcard's initial capital for a price constituting in Polish zlotys an equivalent of US$ 5,940,600.
The buyer is G.I.C. Usługi Finansowe Sp. z o.o. with its registered address in Warsaw, a subsidiary of GTECH Corporation with its registered address in West Greenwich, Delaware, USA. Indirect shareholders of the buyer are also the Innova/98 L.P. and Innova/3 L.P. funds.

The share sale agreement was conditional by nature and became binding upon obtaining a consent of the President of the Office for the Protection of Consumers and Competition and upon waiver by the Polish Banks' Association of its pre-emptive rights to purchase the Company's shares.
/Current report no. 3/2003/

8.2 On April 1, 2003, Orbis S.A. and Accor Poland signed an Amending Annex to the Conditional General Franchising Agreement dated July 26, 2000, concerning the Mercure Helios Hotel in Toruń. By virtue of the said Annex, this hotel operating as Helios Hotel in Toruń will begin its operations under the Mercure brand as from April 1, 2003. At present, modernization works are being finalized in the hotel. The Mercure Helios Hotel in Toruń is the eight hotel belonging to Orbis S.A. and operating under the Mercure brand.
/Current report no 5/2003/

8.3 The Supervisory Board of Orbis S.A. took a decision to extend the agreement executed with a chartered auditor – the company Deloitte and Touche Audit Services Sp. z o.o. having its seat in Warsaw at 6 Fredry street, entered in the register of entities authorized to audit financial statements under the number 73, with which "Orbis" S.A. has cooperated in the field of the audit of financial statements since 2000 and to entrust the aforementioned chartered auditor with the review and audit of financial statements of the company "Orbis" S.A. and of the consolidated financial statements of the Orbis Group for the year 2003.

8.4 Since the conditions precedent incorporated in the share sale agreement involving the block of shares held by Orbis S.A. in the company PolCard S.A. with its corporate seat in Warsaw (the Company) signed on February 28, 2003, with six other shareholders of the Company, holding jointly with the Seller 99.67% of the Company's initial capital, have materialized, on May 22, 2003 the parties to the transaction performed the acts needed to transfer the shares in PolCard to the Buyer and receive the payment of the price.
/Current report no 9/2003/

8.5 On June 24, 2003, Orbis S.A. and Accor Polska Sp. z o.o. having its corporate seat in Warsaw and Accor S.A. having its z corporate seat in Evry, France, entered into a Share Sale and Purchase Agreement of shares in the company Hekon Hotele Ekonomiczne S.A. having its z corporate seat in Warsaw.

By virtue of the Agreement, Orbis undertook to purchase, and Accor Polska undertook to sell 100% shares in the registered capital of Hekon. The acquisition of Hekon shares by Orbis is conditional upon obtaining, by Orbis, of the consent given by President of

the Consumer and Competition Protection Office and a decision issued by the Minister of Internal Affairs and Administration (conditions precedent).

Under the said Agreement, Accor Polska made the following covenants:

- not to take up any competitive activity within 8 years from the date of Orbis' acquisition of Hekon shares; in case of breach of this covenant, Accor Polska will be obligated to pay a contractual penalty to Orbis in the amount of 7.5% of net revenues of each hotel which would conduct an activity in violation of the non-competition covenant;
- to enter into an agreement with Orbis, by virtue of which Orbis would take over the management of the Mercure Chopin hotel in Warsaw from January 1, 2004; in case of breach of this covenant, Accor Polska will be obligated to pay a contractual penalty to Orbis in the amount of 1.5% of the Hekon share purchase price;
- in case of opening by any of the companies belonging to the Accor Group, within 8 years from the date of acquisition of Hekon shares, of a hotel under any of Accor brands in Lithuania, Latvia, Estonia or the Kaliningrad district, to enter into an agreement with Orbis so that Orbis would manage such a hotel;
- in case of opening by Orbis, within 8 years from the date of acquisition of Hekon shares, of a hotel in Lithuania, Latvia, Estonia or the Kaliningrad district, to enter into an agreement under which Orbis would be permitted to manage such a hotel under one of Accor brands;
- to engage in negotiations with a view to enter into an agreement for sale to Orbis of shares in the company which is currently in charge of construction of the "Ibis Muranowska" hotel in Warsaw, after completion of the said construction process.

In addition, Orbis made certain covenants to Accor Polska under the said Agreement. Violation of some of such covenants would result in a duty to pay contractual penalties by Orbis. The value of such contractual penalties may not exceed 5% of the Hekon share purchase price plus an equivalent in Polish Zloty of euro 640,000. In case of breach of any of the covenants by Orbis, Accor Polska shall be entitled to seek indemnity in excess of the contractual penalty, is the value of damages actually incurred by Accor Polska exceed the amount of the contractual penalty.

In the Agreement, Accor S.A. guaranteed the payment by Accor Polska of all an any amounts lawfully adjudicated as payable by Accor Polska to Orbis under this Agreement.
/Current report no 13/2003/

8.6 As of June 25, 2003, Mr. David Netser resigned from his function as a member and Vice-Chairman of the Orbis S.A. Supervisory Board.
/Current report no 14/2003/

8.7 On June 26, 2003 the General Assembly of Orbis S.A. Shareholders was held. The General Assembly approved the following:

1. the Management Board's report on the activity of the Company for the period from January 1, 2002, up till December 31, 2002.,
2. the financial statements of the Company including:

- balance sheet prepared as of December 31, 2002, showing the total assets and liabilities figure of PLN 1,377,401,709.69 (say: one billion three hundred seventy seven million four hundred and one thousand seven hundred and nine Polish Zloty and 69 Grosze);
- profit and loss account for the period from January 1, 2002, up till December 31, 2002, showing a net profit of PLN 31,056,963.89 (say: thirty one million fifty six thousand and nine hundred sixty three Polish Zloty and 89 Grosze);
- comparative changes in equity, reported as of January 1, 2002, at PLN 1,175,150,211.28 (say: one billion one hundred seventy five million one hundred fifty thousand and two hundred and eleven Polish Zloty and 28 Grosze) and the balance as of December 31, 2002, amounting to PLN 1,170,395,623.94 (say: one billion one hundred seventy million three hundred ninety five thousand and six hundred and twenty three Polish Zloty and 94 Grosze);
- cash flow statement for the period from January 1, 2002, up till December 31, 2002, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 54,217,471.86 (say: fifty four million two hundred seventeen thousand four hundred and seventy one Polish Zloty and 86 Grosze);

3. the apportionment of the net profit generated during the financial year ended December 31, 2002, amounting to PLN 31,056,963.89 (say: thirty one million fifty six thousand and nine hundred sixty three Polish Zloty and 89 Grosze) to:

1.	supplementary capital	- in the amount of PLN 14,739,681.17
2.	reserve capital	- in the amount of PLN 651,100.00
3.	dividend	- in the amount of PLN 15,666,182.72

4. the posting of the past year's profits amounting to PLN 69,244,709.70 reported in the balance sheet prepared as of December 31, 2002, to:
   1) the supplementary capital, in the amount of PLN 4,568,599.14,
   2) the reserve capital, in the amount of 64,676,110.56, i.e. an equivalent of the titles to perpetual usufruct of land, granted to "Orbis" S.A. by virtue of administrative decisions and reported for this first time as the Company's assets, according to the value of the land as of the date of issue of the decision concerning granting the title to perpetual usufruct of the land, which constituted the basis for calculating the fee for perpetual usufruct.

as well as granted a vote of discharge to members of the Management Board and the Supervisory Board in respect of performance of their duties in the financial year ended December 31, 2002.

8.8 The General Assembly of Orbis S.A. Shareholders approved also the annual consolidated financial statements of the Orbis Group, prepared as of December 31, 2002, including:

1. consolidated balance sheet prepared as of December 31, 2002, showing the total assets and liabilities figure of PLN 1,463,156 thousand (say: one billion four hundred sixty three million one hundred and fifty six thousand Polish Zloty);

2. consolidated profit and loss account for the period from January 1, 2002, up till December 31, 2002, showing a net profit of PLN 34,583 thousand (say: thirty four million five hundred eighty three thousand Polish Zloty);
3. consolidated comparative changes in equity for the period beginning on January 1, 2002, until December 31, 2002, reporting a decrease of the equity by PLN 1,152 thousand (say: one million one hundred fifty two thousand);
4. consolidated cash flow statement for the period from January 1, 2002, up till December 31, 2002, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 55,470 (say: fifty five million four hundred seventy thousand);
5. additional notes;

8.9 In connection with Mr. David Netser's resignation from his function of a Supervisory Board member, the General Assembly of Shareholders appointed Mr. Justin Chuter as a member of the Supervisory Board during its V term of office.

8.10 The General Assembly of Orbis S.A. Shareholders granted its consent for:

1. the transfer of the title to perpetual usufruct of a plot of land no. 22/24 k.m.39 with an area of 3422 m^2, Bogucice Zawodzie zone, located in Katowice at Rożdzieńskiego street, entered in the land and mortgage register KW 22609 kept by the District Court in Katowice, to the Town Office in Katowice, without recourse to the tender procedure.

2. the transfer of plots of land no. 167/1 and 180/5 with a total area of 815m^2 located in Cieszyn at Motelowa street, for which a land and mortgage register no. KW 51095 is kept by the District Court in Cieszyn, without recourse to tender procedure, for the benefit of Mr. W. Prax and Mrs. B. Biernot,

3. the transfer of the title to perpetual usufruct of a part of a real property consisting of land located in Zegrze Płd., at Rybaki street, Nieporęt Commune, and composed of plot no 125/3 having an area of 1,513 m^2 registered in the land and mortgage register no KW IV-31362 kept by the District Court in Legionowo, IV Land and Mortgage Registry Division, without recourse to tender procedure, to the General Directorate of Public Roads and Motorways in Warsaw, however, the sale price may not be lower than the market value appraised by a real property expert, plus an additional cost of fencing installed on plot no 125/3 in the form of a wire net installed on a concrete base between the geodetic points "F" – "e 1".

4. the transfer of the title to perpetual usufruct of a plot of land no. 23 with the total area of 21,555.00 m^2 and a and a title to buildings erected on that plot of land, located in Warsaw at 47 Łopuszańska street, in respect of which a land and mortgage register KW 212999 is kept by the District Court for the Capital City of Warsaw, VI Land and Mortgage Registry Division, without recourse to he tender procedure, to "Orbis Transport Sp. zo.o.", for a price not lower than that determined by the real property expert.

5. the transfer of the title to perpetual usufruct of plots of land no 1/5, no 1/159, no 1/160, no 4/6, no 4/12 and no 4/13 having a total area of 28,992 m^2 and the ownership title to the „Orbis" S.A. buildings situated on these plots, located in Poznań, at 5, Prusimska street, registered in the land and mortgage register no KW 167966, kept by the District Court in Poznań, Land and Mortgage Registry, by way of unlimited written tender organized in accordance with the Act on Administration of Real Property (published in the journal of laws "Dz.U." of August 29, 1997, as further amended), for an amount not less than as determined by a real property expert.

8.11. Having been familiarized with the position of the Management Board and the Supervisory Board of the Company expressed in particular in the Resolution no 13 of the Company's Management Board dated June 10, 2003, and Resolution no 59/V/2003 of the Supervisory Board dated May 28, 2003, the Ordinary General Assembly of Orbis S.A. Shareholders decided to adopt the "Best Practices in Public Companies 2002" outlining the principles of corporate governance for joint-stock companies which issue shares or bonds with a priority warrant admitted to public trading, together with a commentary defining the manner of compliance by the Company and the General Assembly of Orbis S.A. Shareholders recommended that these principles be applied by the Company's governing bodies.

8.12 On August 5, 2003, the Supervisory Board of Orbis S.A. appointed Mr. Alain Billy as a member of the Management Board during its V term of office.

8.13 On August 6, 2003, the Management Board of Orbis S.A. decided to put forward a motion to the General Assembly of Shareholders under § 29 section 1 point 9 of the Company's statutes to grant consent for multiple issues of unsecured bearer bonds denominated in Polish zloty of a total nominal value not exceeding the amount of PLN 250,000,000 (say: two hundred fifty million Polish zloty) under Article 9 point 3 of the Bonds' Act of June 29, 1995, i.e. by way of non-public issues.

8.14 On September 9, 2003, the international rating agency Fitch Ratings lowered the domestic long-term rating of Orbis S.A. to "BBB+(pol)" from "A-(pol)". The rating perspective is stable.

The change in rating stems from deteriorating operating results of Orbis S.A., including the occupancy rate, revenues per available room (RevPAR), decreasing EBITDA margin and worse cash flows resulting from the growing competition on the hotel market in Poland.
/Current report No. 24/2003/

8.15 An Extraordinary General Assembly of Shareholders of Orbis S.A. was held on September 11, 2003. The Assembly granted its consent for multiple issues of unsecured bearer bonds of a total nominal value not exceeding the amount of PLN 250,000,000 under Article 9 point 3 of the Bonds' Act of June 29, 1995, i.e. by way of non-public issues. The bonds will be denominated in Polish zloty.
/Current Report No. 25/2003/

8.16 On September 23, 2003, the Supervisory Board recalled a member of the Orbis S.A. Supervisory Board, Mr. Laurent Picheral.
/Current report No. 27/2003/

8.17 On October 8, 2003, the President of the Consumer and Competition Protection Office gave his consent for concentration consisting in take-over, by "Orbis" S.A., of control over Hekon - Hotele Ekonomiczne S.A. having its z corporate seat in Warsaw and over a part of the business of Societe d Exploitation Hotek Polska Sp. z o.o. having its z corporate seat in Warsaw, thus fulfilling the condition precedent to the Agreement described in the current report no 13/2003 .

The content of the permit granted by the President of the Consumer and Competition Protection Office relating to the part of the business run by Societe d Exploitation Hotek Polska Sp. z o.o. having its z corporate seat in Warsaw, relates to take-over of management over the Mercure Chopin Hotel in Warsaw by Orbis S.A., as provided for in the Agreement.
/Current report No. 28/2003/

8.18 Implementing the Share Sale and Purchase Agreement entered into on June 24, 2003 (hereinafter referred to as the "Agreement"), on October 31, 2003, Orbis S.A. having its corporate address at 16, Bracka street, Warsaw, Poland, registered in the register of business operators kept by the District Court for the Capital City of Warsaw, XIX Economic Registry Division, under the number KRS 0000022622, (hereinafter referred to as "Orbis") acquired from the company Accor Polska Sp. z o.o. having its corporate address in Warsaw (hereinafter referred to as "Accor Polska") 100% shares in the company Hekon - Hotele Ekonomiczne S.A. having its corporate address in Warsaw (hereinafter referred to as "Hekon"), i.e. 300.000.000 registered shares having a nominal value of PLN 1 each.

According to the Agreement, the price of Hekon shares amounts to PLN 404,168,107.92. On the acquisition day, Orbis paid the first installment equal to 85% of the price. Under the Agreement, the first installment was increased by an amount of PLN 6,368,837.28 payable within 10 business days from the acquisition date. This amount results from the settlement mechanism of the EURO/PLN exchange rate for the period from the date of executing the Agreement until the acquisition date, as provided for in the Agreement. The second installment equal to 15% of the price shall be paid not later than within 5 years from the date of acquisition of the shares by Orbis after its conversion into EURO according to the average rate of exchange quoted by the National Bank of Poland on the date preceding the date of executing the Agreement and shall bear interest until the date of payment according to EURIBOR for 6-month deposits plus 1%. The accrued interest shall be paid on a yearly basis on each anniversary of share acquisition by Orbis. The value of Hekon shares in Orbis' accounting books shall be equal to the acquisition price.

Hekon shares constitute assets of major value according to § 2.1.45 of the Regulation issued by the Council of Ministers on October 16, 2001, concerning current and periodical information to be reported by securities' issuers (published in the official journal of the Republic of Poland "*Dz. U.*" No 139, item 1569, as amended), since they exceed 10% of Orbis' equity.

The sources of financing of the acquisition of Hekon shares include own funds and loan granted by a syndicate of banks composed of Credit Lyonnais and Bank Handlowy in Warsaw. A part of the first installment has been settled by a non-cash set-off of mutual payments between Orbis and Accor Polska.

Acquisition of Hekon shares is tantamount to take-over by Orbis of control over hotels operated by Hekon – Orbis plans to continue their operations.

Acquisition of Hekon shares is a long-term capital investment for Orbis.

The shares acquired in Hekon entitle Orbis to 100% of votes at the General Assembly of Hekon Shareholders.

According to § 2.1.30 of the Regulation issued by the Council of Ministers on October 16, 2001, concerning current and periodical information to be reported by securities' issuers (official journal "*Dz. U.*" No 139, item 1569, as amended), Accor Polska and Orbis are affiliates since Accor Polska's controlling company has over 20% of votes at the General Assembly of Orbis Shareholders."
/Current report No. 30/2003 and 31/2003/

9. Litigation pending in courts of law and public administration authorities

No court or administrative proceedings of a total value in excess of PLN 120 million, which corresponds to 10% of the Group's equity shown in the consolidated balance sheet prepared as at June 30, 2003 were initiated against the Companies forming the Orbis group.

Proceedings initiated before courts that are of substantial significance for Orbis S.A. include:

9.1 The case of the reinstatement of the real property with the building of the **Europejski Hotel** situated thereon, located in Warsaw, at 13, Krakowskie Przedmieście street, land and mortgage register no KW 201926, to the company which owned this real property prior to September 1, 1939, i.e. the company „Hotel Europejski w Warszawie" S.A. On behalf of Orbis S.A. the case is defended by Spółka Prawnicza I & Z s.c. having its seat in Warsaw, at 28 Chocimska street in cooperation with our Office. The following proceedings are currently pending in this case:

a) Litigation before the civil court initiated by Orbis S.A. against the President of the Capital City of Warsaw (formerly Head of the Warsaw County) to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26 276 875, the ownership of the land to Orbis S.A. The attorneys of Orbis S.A., in a pleading dated January 15, 2002 motioned that the company Hotel Europejski S.A. in Warsaw be summoned to participate in the litigation and that the State Treasury – Head of Warsaw County (presently President of the Capital City of Warsaw) be obligated to submit an agreement on giving the land for perpetual usufruct to the company Hotel Europejski S.A. to be attached to court files. In accordance with the District Court's instruction, a pleading was filed specifying in detail legal grounds for summoning HESA to participate in the case, along with copies of statement of claim

and a copy of the pleading dated January 21, 2002. Attorneys of Orbis S.A., in a pleading dated February 19, 2003 upheld their hitherto position and moved that evidence from expert technical analyses be admitted and that the persons listed in the letter be summoned and heard. At a trial on June 11, 2003, the attorney of HESA filed a pleading notifying of secondary intervention on the defendant's part. The Court took decision to adjourn the examination of the case until September 10, 2003. (Case file no IC 459/00)

b) On October 18, 2002, after Orbis S.A. had been advised of an entry in the land and mortgage register no. KW 201926 made on May 11, 2002 and concerning the disclosure of a bricked, four-storey building representing an object of ownership independent of the plot of land, with a total area of 21,125.9 m2, designed for service-rendering purposes (hotel) entered in the land and mortgage register KW upon request dated March 06, 2002, Orbis S.A. filed an appeal against the above mentioned entry to the District Court through the intermediation of the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division. In connection with the receipt on November 14, 2002, by Orbis S.A. of a notification from the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division about the aforementioned entry, on November 18, 2002 Orbis S.A. filed and paid for an appeal against the said entry no. KW 201926. By virtue of a ruling of February 11, 2003 the District Court rejected the appeal filed by Orbis S.A.. A complaint was filed against that decision challenging the ruling of the District Court of February 11, 3003 in its entirety and requesting that it be annulled and the matter be passed to the District Court for re-consideration. The attorney of HESA filed a motion that the aforementioned complaint be rejected. Next, attorneys of Orbis S.A., on May 20, 2003, lodged a pleading representing a response to the motion for the rejection of the complaint.

c) On April 14 2003, Orbis S.A. was delivered a statement of claim sent by the District Court in Warsaw, Economic Court, XX Economic Division and filed by "Hotel Europejski w Warszawie Spółka Akcyjna" against Orbis S.A. concerning the handing over of real property, together with a request for exemption from court costs. The value of object at dispute was assessed in the statement of claim at PLN 90,000,000. The complainant company requests that Orbis S.A. be ordered to hand over to HESA the real estate located in Warsaw at 13 Krakowskie Przedmieście street, with an area of 5261 m^2 together with a building constructed thereon, with a total area of 21125 m^2 constituting a separate object of ownership of the complainant. Orbis S.A. does not plead defense and requests that the action be rejected in its entirety and that proceedings related to the case at issue be suspended. In a pleading dated June 13, 2003, HESA's attorney motioned that the defendant's application for the suspension of proceeding not be accepted. In a letter dated July 8, 2003, Orbis attorneys upheld the motion to suspend the proceedings on this case. The case is pending.

d) On July 17, 2003 Orbis S.A. filed a statement of claim with the District Court in Warsaw, I Civil Division against the State Treasury – the President of the Capital City in Warsaw and the company Hotel Europejski w Warszawie S.A. and motioned to declare the invalidity of an agreement dated September 13, 2001 concluded between defendants, concerning the establishment of a title to perpetual usufruct of Warsaw-based real property located at 13 Krakowskie Przedmieście street, entered in the Land and Mortgage Register under no. 201926 and that this action be secured by way of entering a warning in Section III of the Land and Mortgage Register informing of pending court proceedings to declare the invalidity of the said

agreement. In the statement of claim, the value of the object of the dispute has been defined as equal to PLN 90,000,000 . In response to the claim HESA motioned for rejection of the claim in its entirety and ordering the refund of litigation costs to HESA by Orbis according to statutory prescriptions. The case is pending.

9.2. Kasprowy Hotel in Zakopane.

The case was pending before the District Court in Nowy Targ initiated by Helena Leśniak and Bronisława Biernacik for a reinstatement of their title to parts of plots no 185/2 and 185/3, map section 75 (total area of around 2.5 hectare) located in Zakopane, at the spot named Polana Szymoszkowa. By a decision dated July 31, 1996, the head of the District Office in Nowy Targ refused to reinstate the title to part of the said plots. This decision was revoked by the Nowosądeckie Voivod on September 24, 1996, and passed for further examination. The complaint filed on October 29, 1996, on behalf of Orbis S.A. before the Supreme Administrative Court in Warsaw against the above mentioned decision of the Voivod has been rejected. At present, the case will again be adjudicated by administrative authorities of the first instance. The case files have been passed to the Supreme Administrative Court as a result of a complaint filed by Orbis S.A. against a decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after another review of the case, the decision of January 26, 2001 concerning suspending the proceedings relating to declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994. On July 06, 2001 the President of the Housing and Municipal Office – in response to the complaint – moved that it be rejected. By virtue of a ruling dated April 17, 2003, the Supreme Administrative Court dismissed a complaint lodged by Orbis S.A. against the decision of the President of Housing and Municipal Development Office dated April 26, 2001 concerning the suspension of proceedings related to the establishment of invalidity of the enfranchisement decision

9.3. Kasprowy Hotel in Zakopane.

The case concerning termination of the title to the perpetual usufruct of the plot no 203/1 with an area of 30, 543 m^2 located in the spot named Polana Szymoszkowa granted to Orbis S.A. was again pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. On December 22, 2000, the Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated December 29, 1999, and the decision of the Head of the District Office in Nowy Targ dated March 14, 1996 concerning refusal to terminate the perpetual usufruct title in possession of Orbis S.A. On August 22, 2002, having reviewed the appeal of Mrs. Czesława Ross and Maria Walczak against the decision of the head of the Tatry district dated March 5, 2002, concerning annulment of the administrative proceedings concerning termination of the title to the perpetual held by Orbis S.A., the Małopolskie Voivod upheld the decision that has been appealed against in full force and effect and terminated the proceedings.

A complaint against the aforementioned decision was filed with the Supreme Administrative Court. The date of the hearing has not been fixed.

9.4. Grand Hotel in Warsaw.

The case was initiated by Mrs. Barbara Łukasik and Mr. Wiesław Pióro to declare invalidity of the administrative decision no PB/3318/50/4802/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant

to the former owners the right to temporary ownership of land constituting a real property in Warsaw (part of plots no 133/1 and 133/2 having an area of 558m^2), located at 20, Hoża street, mortgage no 1651/2-A. The President of the Housing and Municipal Development Office passed a decision in this matter on August 8, 2001 that refused to declare the aforementioned decision invalid. The applicant, Mrs. Barbara Łukasik, requested a review of the case by the Office. In response, the President of the Housing and Municipal Development Office issued a decision dated October 26, 2001, whereby it upheld the former decision dated August 8, 2001. Mrs. Barbara Łukasik complained to the Supreme Administrative Court in Warsaw. In response to a complaint dated February 6, 2002, the President of the Housing and Municipal Development Office applied for its rejection. By a decision dated August 20, 2003, the Supreme Administrative Court rejected the case in favor of Orbis S.A. pleadings. The decision is final and enforceable.

9.5. Grand Hotel in Warsaw.

A case is pending concerning declaration of invalidity of the administrative decision dated April 11, 1950, issued by the President of the Capital City of Warsaw, that refused to grant to the former owners the right to reinstate the time limit to file a motion for temporary ownership of land constituting a real property in Warsaw located at 19, Wspólna street and a decision dated April 17, 1950 refusing to grant to the former owners the title to temporary ownership of the said real property. By a decision dated September 20, 2002, acting on a complaint filed by Joanna Ostrowska-Bazgier, the Supreme Administrative Court revoked the decision of the President of the Housing and Municipal Development Office dated August 21, 2000, concerning declaration of invalidity of the above-mentioned administrative decision.

9.6. Mercure-Unia Hotel in Lublin.

Regulatory proceedings initiated by the Catholic University in Lublin (KUL) and involving the participation of Orbis S.A. concerning reinstatement of the KUL as the owner of the real property having an area of 1623 m^2, located in Lublin at 1, Akademicka street and 14, Racławickie avenue, have been pending before the Property Commission in Warsaw since 1992. On July 20, 1998, KUL and Orbis S.A. executed a memorandum of understanding concerning conciliatory adjustment of the legal boundary of the real property separating plot no 2 that remains in the possession of KUL and the plot no 1/3 administered by the Orbis S.A. Branch - Mercure-Unia Hotel in Lublin. On October 5, 2001, the parties drafted a memorandum of understanding, by virtue of which KUL, within the framework of proceedings before the Property Committee, will waive its claims to part of the real property (1479 m^2), while Orbis S.A. by a deed executed before a Notary will waive its perpetual usufruct right to part of the real property (139 m^2). On November 20, 2001, the Municipal Office in Lublin by a decision no GGN.01.2.2.7430/366/2001 and GGN.01.2.2.7430/367/2001 approved the draft plan of division of the real property as requested by the parties while the Municipal Office in Lublin, acting upon request of Orbis S.A., issued a decision no GGN.05.1.5./RWU-165/2002, dated February 25, 2002, whereby it gave consent for a gratuitous disposal to the State Treasury of the title to the perpetual usufruct of the real property located in Lublin, at Al.Racławickie 12, registered in the land register as plots no 3/3 with an area of 139 m^2, and 3/4 with an area of 19 m^2. At a trial on February 18, 2003, the attorney of KUL and Orbis S.A. motioned to make an agreement on terms

agreed between the participants in the proceedings at issue and as provided for in a draft agreement sent to the Committee. The case is pending.

9.7. Gdynia Hotel in Gdynia.

Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, the proceedings concerning adjusting the boundaries of the real property used by the branch is pending before the self-government and state administration authorities on the grounds of Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration. The correction of the boundaries relates to plot no 678/129 with an area of 173m^2, plot no 728/150 and 729/150 having a total area of 493 m^2 (owned by the State Treasury), plots having an area of 617 m^2 (owned by the City of Gdynia). The proceedings concern the regulation of the boundaries between the Roman Catholic Parish and the hotel due to transgression of the boundary of the hotel property, having the total area of 679 m^2. The case is pending.

9.8. Sofitel Victoria.

On July 9, 2002 Orbis S.A. was informed by the Housing and Municipal Development Office that upon application of Edward Raczyński, replaced by his legal successors, Mrs. Catherine Raczyńska, Mrs. Wanda Dembińska and Mrs. Wiridianna Rey, proceedings are pending in a case concerning determining the invalidity of the decision issued by the Ministry of Municipal Economy no MT/167/62 dated May 15, 1962, upholding the validity of the administrative decision issued by the Presiding Board of the National Council in the city of Warsaw, no GT.III-II-6/K/293/61 dated December 20, 1961, whereupon the right to temporary title to the land located in Warsaw at 5, Krakowskie Przedmieście street, registered in the land and mortgage register under the no 410, has been refused and whereupon all the buildings located at the said land became the property of the State Treasury. The President of the Housing and Municipal Development Office refused, by virtue of the decision dated February 24, 2003, to declare the invalidity of the aforementioned administrative decision dated December 12, 1961 and the decision dated May 15, 1962. On March 19, 2003, the attorney of Mrs. Raczyńska, Mrs. Demblińska and Mrs. Rey filed a motion to re-consider the case related to the case resolved by virtue of the decision dated February 24, 2003 and motioned that the challenged decision be annulled in its entirety and that the aforementioned decisions of May 15, 1962 and of December 20, 1962 be declared invalid. By virtue of the decision dated April 24, 2003, the President of the Housing and Municipal Development Office upheld the aforementioned decision dated February 24, 2003. In response to the complaint dated June 30, 2003, the President of the Housing and Municipal Development Office motioned that it be dismissed. The case is pending.

9.9. Hotel Novotel Centrum in Warsaw.

a) Litigation has been initiated upon application of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), part of plot no 3 having an area of 1,130 m2, mortgage no 5021.
   By virtue of a decision dated May 16, 2002, the President of the Housing and Municipal Development Office declared invalidity of the administrative decision of the Presiding Board of the National Council in the city of Warsaw no ST/TN-15/J/20/55 dated June 24, 1955. Orbis S.A. applied to the President of the Housing

and Municipal Development Office to again review the case terminated by the said decision of May 16, 2002.

By virtue of the decision of March 31, 2003, the President of the Housing and Municipal Development Office upheld in force the aforementioned decision. On April 30, 2003 attorneys of Orbis S.A. filed a complaint with the Supreme Administrative Court against the decision issued by the President of the Housing and Municipal Development Office on March 31, 2003 and motioned that the challenged decision as well as the decision dated May 16, 2002 upheld by virtue of the said decision be annulled as well as motioned that the execution of challenged decisions be suspended. By a decision dated July 29, 2003, the Supreme Administrative Court decided to suspend the execution of the challenged decision of the President of the Housing and Municipal Development Office dated March 31, 2003.

b) On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Municipal Development Office (no: P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office on March 7, 2000 (no: PO.5.3.-R-29/99). In its complaint, Orbis S.A. pleaded for the declaration of invalidity of an administrative decision made by the Presiding Body of the National Council for the Capital City of Warsaw on November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners have been disowned from their right to temporary ownership (according to the present legal status it is referred to as a "perpetual hold" over real property) to the real property located in Warsaw, at 26, Nowogrodzka street, part of plot no 3 having an area of 1,103 m^2 and it was stated that all the buildings located on the aforementioned plot of land became the property of the State Treasury.

The case relates to the part of land on which the Novotel Centrum Hotel in Warsaw is located. According to decision no 447/91 issued by the Warsaw Voivod on September 23, 1991, (no: G.2.1.8224a/429/91/HŚ), ÓRBIS S.A. acquired the right of perpetual hold over developed land owned by the State Treasury, located in Warsaw, at 24/26, Nowogrodzka street and having an area of 7295 square meters, as well as the right of ownership of the hotel building located thereon. The said land is registered in the land and mortgage register no KW 72550, according to which Orbis S.A. is the perpetual holder of the land as well as the owner of this building.

Administrative proceedings were held in the Head Office of the Warsaw County Office on March 12, 2002, concerning hearing of the application filed by Jan and Tadeusz Sławińscy on September 14, 1948, concerning awarding the title to temporal ownership of the real property located at 26, Nowogrodzka street, mortgage no 1599 G. By virtue of an administrative decision dated December 4, President of the Capital City of Warsaw refused to establish the title to the perpetual usufruct of the said real property. As follows from the letter from the Office of the Capital City of Warsaw, Real property Management Division to the Voivodship Office of Mazowieckie Voivodship in Warsaw, Division of State Treasury and Ownership Transformations dated January 01, 2003 sent to Orbis S.A., Mrs Elżbieta Sławińska, Mrs. Teresa Szydłowksa and Mr. Roman Sławiński, Mrs. Joanna Kubiaczyk-Grodzka and proxy of Mr. Jerzy Sławiński and Maria Podkulińska – successors of former owners – filed appeals against the aforementioned decision issued by the president of the Capital City of Warsaw dated December 4, 2002. By a decision dated July 28, 2003, the

Mazowieckie Voivod upheld the challenged decision. Complaint against the said decision has been filed with the Supreme Administrative Court. The case is pending.

9.10 Mercure Hevelius Hotel in Gdańsk

On November 14, 2001 proceedings under supervisory procedure were initiated on the motion of Mr. Aleksander Patalas concerning the declaration of invalidity of the decision of the Presiding Board of the National Council of the Office for Internal Affairs in Gdańsk, dated April 23, 1970, no WSW.III.6/60/9/70. rectified by the ruling of the Gdańsk Voivod dated May 15, 1981, no GT.C/8221/26/81 concerning the expropriation, for the benefit of the State Treasury, of real estate located in Gdańsk at Heweliusza street, owned by Mr. Franciszek Zieliński. By virtue of decision of January 28, 2003, the President of the Housing and Municipal Development Office suspended ex officio proceedings related to the consideration of the application filed by Mr. Patalas for the declaration of invalidity of the aforementioned decision until court rulings on the acquisition of inheritance of Mrs. Renata Zielińska and Mr. Lothar Zieliński have been submitted.

9.11 Sofitel in Kraków (liquidated Branch).

By a decision dated May 25, 2001, the President of the Housing and Municipal Development Office upheld in force the appealed-against decision of the President of the Housing and Municipal Development Office dated July 1, 2000, refusing to declare the invalidity of the decision of the National Council's Presiding Board of the City of Kraków dated March 14, 1973, to the extent relating to expropriation of the real property located in Kraków, at Konopnickiej street, I. wh 162, registered in the land register as plots I. kat. 67, I. kat. 68, I. kat. 69, I. kat. 70, I. kat. 71, I kat. 106/1, I. kat. 107/1 and I. kat. 105/1 as well as real property registered in the Land and Mortgage Register no KW 473 Ludwinów, designated as I. kat. 143, I. kat. 73, I. kat. 41 and I. kat. 72. In response dated August 29, 2001, to the complaint filed before the Supreme Administrative Court by Mrs. Teresa Dedio and other successors against decision dated May 25, 2001, the President of the Housing and Municipal Development Office applied for the rejection of the complaint. On June 17, 2003, the Supreme Administrative Court passed a ruling annulling the appealed-against decision and the preceding decision issued by the President of the Housing and Municipal Development Office dated July 01, 2000.

9.12 Novotel Okęcie Airport in Warsaw

On April 22, 2003, the Branch filed a claim with the District Court for the Capital City of Warsaw, IV Civil Division, against Małgorzata Bańkowska to release a part of the real property of the Hotel constituting a plot of land having an area of 90 m^2 which is in possession of the defendant without a legal title. A hearing was held on September 29, 2003. The date f the next hearing was scheduled for December 22, 2003. The case is pending.

9.13 Moreover, the following proceedings are currently pending before the Self-Government Appellate Boards in respect of updating the annual fees payable for the perpetual use of land belonging to the State Treasury and located in:

- in Poznań - Novotel Centrum Poznań Hotel,
- in Gdynia - Gdynia Hotel,
- in Gdańsk - Marina Novotel Gdańsk Hotel,
  - Posejdon Gdańsk Hotel,
  - Novotel Centrum Gdańsk Hotel,
- in Warsaw - Management Board's Office, at 16, Bracka street.
  - Sofitel Victoria

9.14 Action brought against Orbis S.A. by the Association of Polish Film Makers for the payment of remuneration

Since the year 2001 a case has been pending before the District Economic Court in Warsaw against Orbis S.A., initiated by the Association of Polish Film Makers for the payment of remuneration for the use by Orbis S.A. between – as a result of changes in the action introduced on January 17, 2003 - July 1, 2000, and October 1, 2001, of audiovisual works of art on the exploitation field "public reproducing". The change in the action consisted in the identification, by the plaintiff, of a different time period for which remuneration is sought, in the decrease of the rate used to calculate the amount of remuneration and, as regards the claim for interest, the change related to the identification that the plaintiff requests interest for a period running from the date of changed action until the date of payment. The value of the dispute amounts to PLN 304,600.
Orbis S.A motioned the District Court in Warsaw, Economic Court, XX Economic Division to dismiss the action in its entirety and to adjudge that the defendant reimburse the plaintiff for the costs of proceedings. On July 10, 2003, the District Court in Warsaw dismissed the action initiated by the Association of Polish Filmmakers and adjudged the amount of PLN 6,000 from the plaintiff for Orbis S.A. as reimbursement of costs of representation in proceedings of the law. The defendant appealed.

9.15 Action brought against Orbis S.A. by Prenad International AB and Prenad Sp. z o.o.

Action is pending before the International Centre for Arbitration in Vienna initiated by Prenad International AB, a company coming under Swedish law and Prenad Sp. z o.o., a company coming under the Polish law, against Orbis S.A. for the payment of remuneration. Plaintiffs altered their claims and, presently, they request the amount of SEK 12,262,706 (equivalent to PLN 5,964,580 according to the rate of echange as at June 30, 2003) and PLN 1,391,255 for works related to the modernization of the air-conditioning system at the Novotel Centrum Hotel in Warsaw. On July 2-3, 2003 a hearing was held in Vienna. The next date of the arbitration hearing was scheduled for November 18, 2003.

10. The following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on September 30, 2003 1 EUR = PLN 4.6435
2) Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as at the last day of the month of the given reporting period, i.e. – 1 EUR = PLN 4.3618
3) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on September 31, 2002 1 EUR = PLN 4. 0782
4) Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as at the last day of the month of the given reporting period, i.e. – 1 EUR = PLN 3,8284

Signature of the person representing the Company

Andrzej Szułdrzyński
Vice-President of the Management Board

Signature of the person in charge of the Company's accounts

Lidia Mieleszko
Authorized Executive – the person in charge of Company's accounts

Warsaw, November 14, 2003.